**As filed with the Securities and Exchange Commission on December 8, 2010**
**File No. 024-10272**



11007329


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D. C. 20549

"ORIGINAL"



# SUBSTANTIVE AMENDMENT NO. 2
ON
FORM 1 A
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Niger Oil and Gas International Incorporated
(Exact Name of the Registrant as Specified in its Charter)

| Louisiana | 27-0249085 |
|---|---|
| (State or other Jurisdiction of Incorporation) | (I.R.S Employer Identification No.) |

Gabriel F. Ayeni-Oladeinde
Niger Oil and Gas International Incorporated
3867 Plaza Tower Drive, 1st Floor
Barton Rouge, LA 70816
(225) 757-2525
(Address of Principal Executive Offices)

1311/1381/1382/1389/3533
(Primary standard Industrial Classification Code Number)



SEC MAIL PROCESSING
RECEIVED
2011
WASH, D.C.
211
SECTION


Incorp Services
Niger Oil and Gas International Inc.
3867 Plaza Tower Drive, 1st Floor
Barton Rouge, LA 70816
(Name and Address of Agent for Service)

(225) 757-2525
(Telephone Number, Including Area Code, of agent for Service)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

**REVISED/AMENDMENT 1**

**"BLACKGOLD" = PETROLEUM**

PROSPECTUS

# NIGER OIL AND GAS

EXPLORATION
PRODUCTION
RENEWABLE
ENERGY



# INTERNATIONAL INC.

For an offer to Eligible Shareholders on and subject to the terms and conditions Outlined herein of up to approximately 55,000,000 Shares (pre-Consolidation) at an issue price of $0.0001 each to raise up to approximately $5,500

AND

For an offer to the public of up to 7,500,000 Shares (post-Consolidation) at an issue price of 50 cents each together with one free attaching Option to raise up to $3,750,000 with the Company reserving the right to accept Over-subscriptions of up to a further 2,500,000 Shares at 50 cents each and up to 2,500,000 free attaching Options to raise up to a further $1,250,000.

AND

For an offer, subject to Completion occurring, of 1 free Option for each post-Consolidation Share Held by the Expanded Shareholders.

## Investment Highlights

- Participation in three or more drilling programs in USA/AFRICA within six months of listing:
- USA prospects all located in historic prolific producing basins most with multiple objectives in each well, offsetting existing production
- Potential for early cash flow from multi-well developments
- Potential stock re-rating on drilling success and cash-flow
- Quality management team (Geology/Geophysics, Engineering, Operations, Finance, Legal)
- Project generation alliances with experienced USA/AFRICA based geological teams

**PUBLIC OFFERINGS, REGULATION A, FORM 1a**
**U S Securities and Exchange Commission**

**Important Information: This is an important document that should be read in its entirety. If you do not understand it you should consult your professional adviser/broker without delays. The securities offer by this prospectus are speculative in nature. Prospective investors should refer to the risk factors in Section 9.**

**REVISED/AMENDMENT 1**

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE SECTION 9 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE NEITHER OFFERING, NOR DOES IT PASSES UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

## Key Statistics

| SHAREHOLDER OFFER | |
|---|---|
| Shareholder offer price per share | $0.0001 |
| Shares to be offer under this prospectus (Pre-Consolidation) | 55,000,000 |
| Maximum amount to be raised under the shareholder offer | $5,500 |

** Approval is being sought at the General Meeting for the Consolidation. If the Shareholder Offer is fully subscribed the 55,000,000 shares*

If Completion does not occur the Consolidation will not occur. However, the issue of Shares pursuant to the Shareholder Offer will proceed even if Completion does not occur.

| PUBLIC OFFER | |
|---|---|
| Public offer price per share | 50 cent |
| Shares to be offered under this Prospectus (Post Consolidation) | 7,500,000 |
| Over-Subscription up to attaching options are to be issued on one basis | 2,500,000 |
| Maximum amount to be raised under Public Offer including Over Subscription | $5,000,000 |
| ***Total Public Offering Shares*** | ***10,000,000*** |

| OPTION OFFER |
|---|
| Attaching Options are, subject to Completion occurring, to be issued to the holders of post Consolidation |
| Shareholder Offer Shares and other Expanded Shareholders (post Consolidation) on a one for one basis. |
| If Completion does not occur the issue of attaching Options to holders of Expanded Shares will not occur. |

**REVISED/AMENDMENT 1**

## Background & Summary of Offers

The Company currently has on issue 55 million ordinary fully paid Shares
The Company has an obligation to offer certain of its existing "eligible" shareholders the opportunity to subscribe for up to $500,000 in new Shares at a price of $0.0001 per Share ("Shareholder Offer").
This Shareholder Offer will proceed regardless of the outcome of the acquisition of Emerald Gas described below.
In the absence of the acquisition of Niger Oil and Gas International Inc, the Shareholder Offer will result in:
• An increase in the issued capital from 60 million Shares; and
• An increase in the Company's cash of up to $5,000,000 before costs of the issue.
In these circumstances (i.e. in the absence of the Niger Oil and Gas acquisition), negotiate and consummate a transaction that will satisfy the U S Securities and Exchange requirements to achieve reinstatement to quotation of the Company's Shares.

## Registrant's Agent of Service:
## Incorp Services, Inc.

Niger Oil and Gas International Inc.
3867 Plaza Tower Drive, 1st Floor
Baton Rouge, LA 70816

## Principal Place of Business:

1. City: Barton Rouge, State: Louisiana, Country: United States

2. City: Dallas, State: Texas, Country: United Sates

## SUBSIDIARY COMPANY LOCATION:

**CrossRoads Energy**
Oil and Gas, Renewable Energy
City: Lagos Country: Nigeria

**REVISED/AMENDMENT 1**

## PART I – NORTIFICATION

**1. The Issuer's Directors:**

a. David S. Pierra Carrie
4315 NW 16th Street
Washington, DC 200019

b. Charles P. Yong
42611 Lac Bienville Road
Harvey, La 70816

c. Gabriel F. Ayeni-Oladeinde
P O Box 4271
Capital Heights, Md. 20791

**2. The Issuer's Officer:**

a. David S. Pierra Carrie
4315 NW 16th Street
Washington, DC 200019

b. Charles P. Yong
42611 Lac Bienville Road
Harvey, La 70816

c. Gabriel F. Ayeni-Oladeinde
P O Box 4271
Capital Heights, Md. 20791

**3. Record Owner of 5%:**

a. David S. Pierra Carrie
4315 NW 16th Street
Washington, DC 200019

b. Charles P. Yong
42611 Lac Bienville Road
Harvey, La 70816

c. Gabriel F. Ayeni-Oladeinde
P O Box 4271
Capital Heights, Md. 20791

**4. Promoter of the Issuer:**

Niger Oil and Gas International Inc
3867 Plaza Tower Drive, 1st Floor
Baton Rouge, La 70816

**5. The Under Writer's Directors:**

a. David S. Pierra Carrie
4315 NW 16th Street
Washington, DC 200019

b. Charles P. Yong
42611 Lac Bienville Road
Harvey, La 70816

c. Gabriel F. Ayeni-Oladeinde
P O Box 4271
Capital Heights, Md. 20791

**6. The Underwriter's Officers:**

a. David S. Pierra Carrie
4315 NW 16th Street
Washington, DC 200019

b. Charles P. Yong
42611 Lac Bienville Road
Harvey, La 70816

c. Gabriel F. Ayeni-Oladeinde
P O Box 4271
Capital Heights, Md. 20791

**REVISED/AMENDMENT 1**

**REVISED/AMENDMENT 1**

(1) *Assuming Completion has occurred, the Shareholder Offer, the Public Offer and Over-subscriptions are fully subscribed and no Options have been exercised and no partly Paid Shares are paid up. Further details of the Company's capital structure at Completion are set out in Section 4.*

**Important Notice**

This Prospectus is dated May, 2010
No Shares or Options will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.
Shares and Options issued pursuant to this Prospectus will be issued on the terms and conditions set out in this Prospectus.
Application will be made to Securities and Exchange within 7 days from the date of this Prospectus for the Shares and Options to be issued under this Prospectus to be admitted to quotation.
Applications for Shares or Options can only be made on an Application Form.
No person is authorized to give any information or to make any representation in connection with the Offers which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorized by the Company in connection with the Offers.
The distribution of this Prospectus in jurisdictions outside United States may be restricted by law and therefore persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Shares or Options in any jurisdiction where, or to any person to whom, it would be unlawful to make such an offer.
Before deciding whether to apply for Shares or Options offered by this Prospectus Applicants should carefully read this Prospectus in its entirety and where necessary consult their professional advisers for advice in order to make an informed assessment. In particular, in considering the prospects of the Company, Applicants should consider the risk factors that could affect the financial performance of the Company. Investors should carefully consider these factors in light of their personal circumstances (including financial and taxation issues). The Company is undertaking exploration and mining development and the risks are therefore significant.
Share prices can fall as well as rise and the Shares and Options offered by this Prospectus should be considered speculative.
Refer to Section 9 for details relating to risk factors.
Certain words and terms used in this Prospectus have defined meanings which appear in Section 7.

**Privacy Disclosure**

The Company collects information about each Applicant provided on an Application Form for the purposes of processing Application Forms, and, if the Applicant is successful, to administer the Applicant's security holding in the Company.
By submitting an Application Form, each Applicant agrees that the Company may use the information provided on the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the Company's share

registry, the Company's related bodies corporate, agents, contractors and third party service providers, including mailing houses and professional advisers, and regulatory authorities.

The Corporations Act requires the Company to include information about the security holder (including name, address and details of securities held) in its public register. The information contained in the Company's public register must remain there even if that person ceases to be a security holder of the Company. Information contained in the Company's registers is also used to facilitate distribution payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.

If you do not provide the information required on the Application Form, the Company may not be able to accept or process your Application.

Under the Privacy Act, an Applicant has a right to gain access to the information that the Company holds about that person subject to certain exemptions under law. A fee may be charged for access. Access requests must be made in writing to the Company's registered office.

**Prospectus Availability**

This Prospectus will be issued in paper form and as an Electronic Prospectus which may be viewed online at www.niger-oil-gas-and-international-inc.com The Offers are available to persons receiving an electronic version of this Prospectus in United States. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to or accompanied by a complete and unaltered version of this Prospectus. During the Offer Period, any person may obtain a hard copy of this Prospectus by contacting the Company directly by telephone on
(01) 225-757-2525 or (01) 985-647-9294 or (01) 405-361-4290 or
By e-mail: niger.oil.and.gas.international.inc@gmail.com

## REVISED/AMENDMENT 1

## Letter from the Chairman

Dear Investor,

On behalf of the Board of Directors of the Company, I invite you by this Prospestus, as an Eligible Shareholder or as a prospective investor, to consider the Offers of Shares and Options set out in this document.

On March 25, 2009, Shareholders approved the Recapitalization of the Company. Management of the Company has been handed to the appointed Board.
Unlisted company which has options over and interests in a number of oil and gas projects located in the USA and also in Africa. The acquisition of Prospect Projects, Niger Oil and Gas International Inc. was subject to Shareholder approval at a General Meeting to be held in May 2009.

**USA Gas Market**
In the USA, the shortfall of gas supply has become particularly acute in recent years resulting in high prices ranging from US$2.50 - $3/Gal. In recent months spot gas prices have been as High as US $15/mcf. Your Directors consider that these high prices, coupled with abundant infrastructure and close proximity to markets make the economics of even modest-sized onshore development projects very attractive.

**Niger Oil and Gas International Inc. - USA projects**
Niger Oil and Gas's exploration strategy in the USA is centered in South Texas and consists of low risk exploration/development plays offering near term cash-flow as well as alliances with local operators to deliver a number of new project opportunities.
Niger Oil and Gas have agreed to establish an exploration joint venture to generate new exploration projects in South Texas, Louisiana, Mississippi, and Utah.
For Louisiana Prospect Project, Niger Oil and Gas is entering into an agreement with Synergy Oil and Gas to participate in the Texas and Louisiana exploration Prospect Projects. The first Prospect Projects will be drilled in early March, 2010. However, other drillable targets still exist on the acreage under lease. Upland Exploration, Cimarex Energy, and CastleValley are operators that will make a future drilling recommendation following complete assessment of the recently acquired drill data from the well.
The Directors believe these opportunities give investors a low cost entry to the USA gas market with a spread of conventional oil and gas exploration projects with at least four projects being drilled within the first 12 months. Future project opportunities with Daytona and through other existing relationships will deliver further ground floor opportunities in this booming sector.

**Niger Oil and Gas International - Africa projects**
In Africa, Niger Oil and Gas has entered into an agreement to farm-in to an 18.75% working interest in the CrossRoads Oil and Gas projects, onshore and offshore of Africa, West Zaire Precambrian belt, West Central Coaster-(7203), Niger Delta Belt-(7192) and Somalia Deep Sea (7263)(7255) where the appraisal well is targeted to be completed in the second half of 2011.

**The Offers**
The Company will acquire interest in the following operating wells of company such as; River stone (Columbia County) Arkansas Kerlin Filed, Synergy Oil and Gas, Texas and Louisiana, the Cimarex Energy Company, Castle Valley Holdings, and Upland Exploration.

**REVISED/AMENDMENT 1**

The funds raised from the Offers of Shares made pursuant to this Prospectus will, subject to Completion occurring, are used by the Company in its efforts to meet its exploration objectives in respect of Niger Oil and Gas International Inc. projects and for working capital.
The Public Offer provides potential investors with an opportunity, subject to the terms and conditions of this Prospectus, to acquire a minimum parcel of 10,000 post Consolidation Shares.
The Shareholder Offer provides Eligible Shareholders with the opportunity to acquire New Shares (pre Consolidation).
Under the Shareholder Offer, each Eligible Shareholder will be offered a proportionate part of the 55,000,000 Shares offered at an issue price of $0.0001 per Share (pre Consolidation).
Those Eligible Shareholders who by taking up the Shareholder Offer would subscribe for less than $3,000, will be required to top up their subscription to at least $3,000.
That is, the relevant Eligible Shareholder will be entitled to subscribe for such number of extra Shares as will bring its Application Moneys to $3,000. Further details of this requirement are set out in Section 4.
Eligible Shareholders should note that if Completion does not occur the Shareholder Offer will still proceed – please refer to the "Background & Summary of Offers" Section on page 2 for further details. The information in this Prospectus is important and should be read with care.
Whilst the prospects are exciting, any investment of this nature should be considered speculative, and prospective investors should read Section 9 "Risk Factors".
On behalf of the Directors, I commend this investment to you and look forward to welcoming your subscriptions under this Prospectus.

Yours sincerely,



Gabriel F. Ayeni-Oladeinde
Chairman

**REVISED/AMENDMENT 1**

# Company

### 3.1 Background

In April 1995, the Company began commercial oil and gas production and Technical Assistance Contract. The company was incorporated on August 12, 1994. The introduction of oil and gas in the company, with the intended exploration, production, importing and exporting of crude oil, and with basic introduction to renewable energy. The market for petroleum was more of a challenging preposition and growth outcome. The prices oil and gas had been up and down in the economic market. The price of crude oil had been up in the most recent market, but the expectation and prediction of an increase. Niger Oil and Gas intend to acquire producing assets in the United States and more exploration, production, importing and exporting of crude oil in Africa.

Prospectus is as outlined in the Section "Background & Summary of Offers" on page 2 of this Prospectus.

### 3.2 Investment Approach

The investment objective of the Board was to identify an opportunity that would enhance long term shareholder value.

The proposed acquisition of producing wells represents the Company's initial step to implementing this objective.

Niger Oil and Gas has secured interests in four drillable prospects in proven hydrocarbon producing regions of the USA. The Directors believe the acquisition of producing wells and assets will give investors a broad exposure to the high energy price environment in the USA whilst reducing exploration risk through diversification.

The Company aims to minimize investment risk by:

• Initially taking modest positions in low risk onshore exploration projects with reasonable drilling costs;

• partnering with established local operators;

• taking a ground floor interest in new projects through exploration alliances;

• Quickly advancing to producer status to earn revenues as a means of protecting the financial position of the company and financing future exploration and production and development activities.

Readers should familiarize themselves with Section 9 in relation to the risks of investing in the Company. Niger Oil and Gas's projects are described in detail in Sections 5, 7 and 8.

### 3.3 Acquisition of Producing Wells

Pursuant to the Implementation Agreement between the Company and Niger Oil and Gas International Inc, the Company agreed to acquire Producing wells and the parties to the Implementation Agreement agreed to implement the various steps required in order to affect Completion.

The principal features of the Transaction, the subject of the Implementation Agreement are included below:

(a) Issue of Shares to the Vendors: The issue of 45 million Shares to the Private Investors as consideration for the acquisition of Producing Wells.

(b) Consolidation of Capital: Consolidation of the existing issued capital of the Company and any Shares issued pursuant to the Shareholder Offer to between 55 million shares.

(i) The Public Offer comprising an offer of up to 10,000,000 Shares to the Public Investors at a price of $0.50 per Share to raise up to $5,000,000.

(c) Option Issue: the issue of one free Option for every Share held to the Cash Subscribers and the Expanded Shareholders (post Consolidation);

**REVISED/AMENDMENT 1**

As Shareholders have already approved the Shareholder Offer, it is not conditional upon any event or occurrence and the Shareholder Offer will proceed in any event.

### 3.4 Corporate Objectives

In pursuing the Company's principal objective to become a successful oil and gas exploration and production company with operations based in the USA and Africa, the Board is committed to:

(a) Applying the Company's funds in an efficient manner with a view to providing positive and sustainable returns to Shareholders;

(b) Adopting high standards of occupational health and safety, environmental management and ethics; and

(c) Recognizing and honoring all legal obligations to non-Shareholder and stakeholders including employees, clients/customers, traditional owners and the community as a whole.

### 3.5 Purpose of the Offer

Pursuant to this Prospectus, the Company is making Offers comprising:

(a) Shareholder Offer to Eligible Shareholders (pre Consolidation);

(b) Private Offer to investors (post Consolidation); and

(c) Option Offer, being the offer of 1 free Option for every 1 (post Consolidation) Share held by the subscribers to the Private Offer and by the Expanded Shareholders.

The issue of Shares pursuant to the Private Offer, the Option Offer and Completion are subject to and conditional upon Shareholders approving the relevant resolutions being put at a General Meeting of Shareholder's to be held in May 2009.

The Shareholder Offer will proceed regardless of the outcome of the Private Offer and regardless of whether Completion occurs.

If Completion does not occur, the retained funds raised from the Shareholder Offers will, in addition to the Company's existing funds, be used to seek out and assess investment opportunities for the Company. Surplus cash from time to time will be deposited with the Company's bankers in interest bearing accounts. If an investment opportunity is consummated, therefore then part of the funds raised under this Prospectus may be expended in connection with the relevant acquisition, subject to all regulatory approvals being obtained.

For full details of the implications of the Shareholder Offer only proceeding, refer to Section 4. Full details of each of the Offers are set out in Section 4.

### 3.6 Expenditure Plans

The existing cash of the Company and the additional funds raised from the Offers will, after payment of the Transaction Costs, be broadly applied over the two years from Completion as follows:

| PROJECT | PROGRAM | TOTALS |
|---|---|---|
| **USA Projects** | | |
| Upland Exploration Projects /others | Oklahoma/Texas Panhandle | 0.4 Millions |
| Synergy Oil and Gas/others | Texas /Louisiana | 0.4 Millions |
| Cimarex Energy Company/others | Southern Mississippi | 0.4 Millions |
| **West Africa Project** | | |
| CrossRoads Oil and Gas | Africa Prospects | 1.0 Millions |
| Renewable Energy – Solar | Texas/Oklahoma | 2.8 Millions |
| **Total** | | **$5.0Million** |

*Notes to table:*1. Costs shown above are estimates only. Actual costs will be determined by actual project circumstances, the budget determined by the operator of the projects, the level of interest taken up by Niger Oil and Gas International Inc. retains its paying interest through drilling programs.

2. All well costs are shown as dry-hole costs only. Should wells be successful, then additional costs of completion will be incurred. Should successful wells become development projects then additional production wells will be required.

These may require further fund-raising depending on the scale of the development projects, and the availability of cash flow from possible production. The budget as set out above will change in the case of completion costs and development wells.

3. Estimated costs for the $100,000 Project assume a pooled acreage agreement with a third party for the first well with Niger Oil and Gas's interest hypothetically reducing to approximately a 10% working interest.

4. Cost budgets for the AMI agreement are hypothetical at this stage and will be determined by new project opportunities generated by Niger Oil and Gas under the AMI agreement. Should projects of significant size and scale be taken up then further funding will be required.

5. The above assumes the Company's net cash at Completion is $5,000,000 i.e. that no funds are raised from the Shareholder Offer, or through Over-subscriptions. Additional amounts raised will be added to working capital and directed to completion costs and development programs depending on the success of drilling programs.

Please refer to the Independent Geologists' Reports for a further breakdown of the proposed expenditure program of the Company.

### 3.7 Effect of the Capital Raising on the Company

The Directors have prepared an opening statement of financial position as at DOCA Completion and pro-forma statements of financial position as at DOCA Completion incorporating:

- Issue of Shares pursuant to this Prospectus; and
- Expense of the Issue.

This financial information is contained in Section 9 of this Prospectus.

Information on the Company's capital structure and the effect of the Issue on the Company's capital structure is contained in Section 10 of this Prospectus.

For details of the implications of the Shareholder Offers only proceeding, refer to Section 14.

### 3.8 Working Capital

On completion of the Offers, the Directors believe that the Company will have sufficient working capital to carry out its stated objectives.

In the event that only the Shareholder Offers proceed, the Directors believe that the Company will have sufficient working capital to carry out its stated objective of assessing investment opportunities for the Company. For further details, refer to Section 4.

### 3.9 Financial Forecasts

The Directors have considered the matters set out in ASIC Policy Statement 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the proposed operations of the Company being petroleum exploration are inherently uncertain. Accordingly, any forecast or projected information would contain such a broad range of potential outcomes and possibilities that it is not possible to prepare a reliable forecast or projection.

## REVISED/AMENDMENT 1

**Details of the Offers**

### 4.1 The Offers

The Offers under this Prospectus consist of:

(a) The Shareholder Offer to Pre-Existing Fully Paid Shareholders of up to 55,000,000 Shares at $0.0001 the costs of the Issue; and

(b) the Public Offer which is open to public investors of up to 10,000,000 Shares at an issue price of 50 cents per Share together with one free attaching Option (after the Consolidation) to raise up to $5,000,000 before the costs of the Issue.

(c) The Offer of the Options that, subject to Completion occurring, will be issued free to the Expanded Shareholders on the basis of 1 Option for each Expanded Share held.

The Shares offered under this Prospectus will be issued fully paid and will rank equally with Existing Shares. A summary of the rights and liabilities attaching to Shares is set out in Section 4. A summary of the rights and liabilities attaching to the Options offered under this Prospectus is also set out in Section 10.

### 4.2 Shareholder Offer

Only Eligible Shareholders will be entitled to participate in the Shareholder Offer. The number of Shares which each Eligible Shareholder is entitled to apply for is shown on its accompanying Shareholder Offer Application Form. Fractional entitlements will be ignored.

The Company invites Eligible Shareholders to apply for up to 55,000,000 Shares (before the Consolidation) at an issue price of $0.00 01per Share.

Subject to the following qualifications Eligible Shareholders will be offered a "pro-rata" Share of the Shareholder Offer Shares based on their respective Shareholdings.

In the case where the Application Monies to be paid by an Eligible Shareholder pursuant to the Shareholder Offer pursuant to its notional "pro-rata entitlement" would be less than $3,000, the relevant Eligible Shareholder must, if it wishes to accept the Offer, also subscribe for such number of extra Shares as will bring its Application Monies to $3,000. That is, at the issue price of $0.0001 per Share, an Eligible Shareholder must subscribe for at least 2,500,000 Shares. This requirement is subject to the following qualification.

*To the extent that the number of acceptances received under the Prospectus from those Eligible Shareholders who are required to subscribe for extra Shares to bring their Application Monies to the minimum $3,000 subscription level is such that the Company would be issuing in excess of 55,000,000 Shares under the Shareholder Offer pursuant to this Prospectus, the $3,000 minimum Application amount will be reduced accordingly, and to the extent necessary, equally, in respect of each of the relevant Applicants under the Shareholder Offer.*

The Shareholder Offer is not subject to approval at the General Meeting and is not subject to Completion occurring. Eligible Shareholders who wish to subscribe for Shares under the Shareholder Offer must make an Application on the Shareholder Offer Application Form enclosed with this Prospectus.

### 4.3 Public Offer

Pursuant to this Prospectus, the Company invites public investors to subscribe for up to 10,000,000 Shares post Consolidation at an issue price of 50 cents each to raise up to $5,000,000.

Investors who wish to apply for Shares in the Public Offer, should complete the Private Offer Application Form enclosed with this Prospectus.

The Public Offer is for a maximum of 13,750,000 Shares (including Over-subscriptions of 2,500,000 Shares). Applicants may apply for a minimum parcel of 10,000 Shares representing a minimum investment of $5,000. Applicants requiring additional Shares must apply for Shares in multiples of 1,000 Shares (equivalent to $500) thereafter.

A free attaching Option will be issued with each Share issued under the Public Offer.

## REVISED/AMENDMENT 1

### 4.4 Options Offer

Subject to Completion occurring 1 free Option will be issued to the Expanded Shareholders for each (post Consolidation).
Share held on the relevant record date.

### 4.5 Lodgment of Shareholder Offer Application Form

To apply for Shares pursuant to the Shareholder Offer made under this Prospectus, the **blue Shareholder Offer**
**Application Form** accompanying this Prospectus must be completed in accordance with the instructions accompanying it and lodged at the following address, there is no Shareholder Offer Closing Date.
Applications must be accompanied by payment in full in United States currency of $0.0001 for each pre Consolidation Share applied for. Payment must be by way of checks, money order or bank draft drawn on and payable on an United States bank account and should be made payable to "**Niger Oil and Gas International Inc – Share Issue Account**" and crossed "Not Negotiable".
No brokerage or stamp duty is payable by Eligible Shareholders in respect of their Application for Shares under this Prospectus. The amount payable on Application will not vary during the period of the Offer and no further amount is payable on allotment.
The number of Shares which each Eligible Shareholder is entitled to apply for is shown on its accompanying Shareholder Offer Application Form. Fractional entitlements will be ignored.
In the case where the Application Monies to be paid by an Eligible Shareholder are less than $5,000, the relevant Eligible Shareholder must also subscribe for such number of extra Shares as will bring its Application Monies to $5,000. That is, at the issue price of $0.0001 per Share, an Eligible Shareholder must subscribe for at least 2,500,000 Shares. This requirement is subject to the qualification outlined in Section 4.2 above.
A duly completed and lodged Shareholder Offer Application Form will constitute an offer by the Applicant to subscribe for the number of Shares applied for pursuant to the Shareholder Offer Application Form as the case may be.
Shareholder Offer Application Forms must not be circulated to Existing Shareholders unless accompanied by a copy of this Prospectus.

### 4.6 Lodgment of Public Offer Application Form

To apply for Shares offered pursuant to the Public Offer made under this Prospectus, the **blue Public Offer Application Form** accompanying this Prospectus must be completed in accordance with the instructions accompanying it and lodged at the following address, on or before the 12200 Ford Road, Suite 405, Dallas Texas 75234.
Applications must be accompanied by payment in full in United States currency of 50 cents for each post Consolidation Share applied for. Payment must be by way of check, money order or bank draft drawn on and payable on an United States bank account and should be made payable to "**Niger Oil and Gas International Inc. – Share Issue Account**" and crossed "Not Negotiable".
No brokerage or stamp duty is payable by Applicants in respect of their Application for Shares under this Prospectus. The amount payable on Application will not vary during the period of the Offer and no further amount is payable on allotment.
Applicants under the Public Offer must apply for a minimum of 10,000 Shares representing a minimum investment of $5,000. Applicants requiring additional Shares must apply for additional Shares in multiples of 1,000 thereafter.
A duly completed and lodged Public Offer Application Form will constitute an offer by the Applicant to subscribe for the number of Shares applied for pursuant to the Public Offer Application Form as the case may be.

## REVISED/AMENDMENT 1

Public Offer Application Forms must not be circulated to prospective investors unless accompanied by a copy of this Prospectus.

### 4.7 Application Forms

A completed and lodged Application Form together with applicable Application Monies lodged with the Company constitutes a binding acceptance by an Applicant for the number of Shares and Options specified in the Application Form.

The Application Form does not need to be signed to be a binding acceptance of the Offer.

If the Application Form is not completed correctly, it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe the Application Form is final.

### 4.8 Minimum Subscription

There is no minimum subscription in respect of the Shareholder Offer.

The minimum subscription that must be raised under this Prospectus before Shares and Options will be issued pursuant to the Public Offer is $5 million. Any funds that are raised pursuant to the Shareholder Offer will be included in calculating the $5 million minimum subscription in respect of the Public Offer. For further details of the conditions precedent to the Offers, refer to Section 4.15.

### 4.9 Allotments

The acceptance of Applications under the Public Offer and the allocation of Shares and Options are at the discretion of the Directors of the Company. The Company reserves the right to allot to an Applicant a lesser number of Shares than the number for which the Applicant applies or to reject an Application. If the number of Shares allotted is fewer than the number applied for, surplus Application Money will be refunded without interest.

Application Money received under the Private Offer will be held in trust in a subscription account until allotment or, where applicable, it is repaid to the Applicants. The subscription account will be established and kept by the Company on behalf of the Applicants.

All interest earned on all Application Monies (including those which do not result in allotment of Shares) will be retained by the Company.

### 4.10 Sponsoring Broker and Lead Manager

Niger Oil and Gas agreed to act as Sponsoring Broker and Lead Manager for the Offers for which they will receive a corporate advisory fee of none ($0) in respect of funds raised under the Public Offer. The Offers are not underwritten.

### 4.11 Overseas Investors

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside United States may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No action has been taken to register or qualify the Shares, the Options or the Offers, or otherwise to permit a public offering of the Shares or Options in any jurisdiction outside United States.

The Offers pursuant to an Electronic Prospectus are only available to persons receiving an electronic version of this Prospectus within United States.

**REVISED/AMENDMENT 1**

**4.14 Escrow Provisions**

The Shares issued to the Vendors and Shares and Options issued pursuant to this Prospectus other than pursuant to the Private Offers may be subject to the restricted securities provisions of the Listing Rules. Shares and Options held by Directors, and Existing Shares and Partly Paid Shares may also be subject to the restricted securities provisions of the Listing Rules. Accordingly, a proportion of such securities, to be determined by U S Securities and Exchange Commission, may be required to be held in escrow for a period of time, as determined by U S Securities and Exchange Commission.

Any Applicant for such Shares and such Options will by lodging their Applications acknowledge and agree to be bound by any such restrictions and to execute whatever documents U S Securities and Exchange may require for that purpose.

**4.15 Conditions Precedent to the Offers**

The Shareholder Offer is not conditional on any event or occurrence other than the conditions in clause 4.11 and subject thereto the Shareholder Offer will proceed in any event.

The Public Offer of Shares and the Option Issues pursuant to this Prospectus are subject to:

(a) The passage of the Resolutions;

(b)The satisfaction of the United States Securities and Exchange Commission Requirements;

(c) The raising of a minimum of $5,000,000 under this Prospectus (inclusive of funds raised under the Shareholder Offer); and

(d) Completion occurring;

(e) The obtaining of any extensions of the dates by which the re-quotation of the Company's Shares is required to occur under certain of the material contracts.

No Shares and Options will be issued under the Public Offer and no other Options will be issued unless all of the above conditions are fulfilled.

If the conditions described in Section 4.11 are not satisfied within 3 months after the date of this Prospectus or if all of the other conditions above are not satisfied within four months after the date of this Prospectus then the Directors will return all Application Monies to Applicants for the Public Offer without interest or issue a supplementary or replacement prospectus and allow Applicants for the Public Offer one month to withdraw their Application and be repaid their Application Monies.

**4.16 Enquiries in Relation to the Offers**

This Prospectus provides information for potential investors in the Company, and should be read in its entirety. If after reading this Prospectus, you have any questions about any aspect of an investment in the Company, please contact your stockbroker, accountant or independent financial adviser.

**4.17 Risk Factors**

An investment in securities pursuant to this Prospectus should be regarded as speculative. In addition to the general risks applicable to all investments in securities there are specific risks associated with an investment in the Company which are set out in Section 13.

**4.19 Taxation Implications**

The Directors do not consider that it is appropriate to give investors or Existing Shareholders advice regarding the taxation consequences of subscribing for securities under this Prospectus. The Company, its advisers, and its officers do not accept any responsibility or liability for any such taxation consequences to investors or Existing Shareholders. As a result, investors and Existing Shareholders should consult their professional tax advisers in connection with subscribing for Shares and Options under this Prospectus.

## REVISED/AMENDMENT 1

### 4.20 Withdrawal of Prospectus

The Directors may at any time decide to withdraw this Prospectus, in which case the Company will repay, as soon as practicable and without interest, all Application Monies received pursuant to this Prospectus.

## REVISED/AMENDMENT 1

### 5.1 USA Energy Market

The United States of America is currently the world's largest consumer and is a net importer of energy. In 2004, the USA consumed more than 22 trillion cubic feet of gas. According to the Annual Energy Outlook 2005 report released in January 2005, natural gas consumption is expected to increase in the coming years much of which will be for electric power generation.

### 5.2 US Prospect:

**(See attached Folders and Confidentiality agreement)**

## REVISED/AMENDMENT 1

**6.1 Directors**

It is proposed that as from Completion, Niger Oil and Gas international Inc. shareholders will be appointing new Directors to the existing Directors. At Completion, Mr. Charles Pierra Carrie, Mrs. Puala Yong and Mr. Gabriel F. Ayeni-Oladeinde, Charles Yong will continue as a Directors.

**Mrs. Puala Yong**
**Executive Director – Finance and Investment, Company Secretary**
*BCom (UHong kong), C.A., F.Fin.*
Mrs. Puala Yong is a qualified Chartered Accountant who has worked in various corporate roles within the resources sector in Hong Kong, Asia and Europe. He has been involved with a wide range of companies including listed oil and gas explorer and producers, oilfield construction groups and various gold and mineral exploration companies. In 2003, Mrs. Yong established Nortnar Capital, to provide specialist corporate advice to companies within the resources industries. Prior to establishing Nortnar Capital, Mrs. Yong provided various administrative, corporate and strategic financial advice to resource companies and was a Company Secretary or Financial Controller for many of these companies.

**Mr. Charles Pierra-Carrie**
**President/CEO)**
*BEng (Geol), MSc (Geol), ( U. Ontario)*
Mr. Pierra-Carrie is a professional Geologist, originally from Canada, who has over 40 years experience in the petroleum and mining industries in North America and Africa. He originally worked in Africa with Shell Petroleum Corporation from 1966-1969. He worked as a petroleum consultant in Indonesia then joined Trend Exploration in Indonesia and USA from 1975-1981. He was then involved with various projects including, Prospect Petroleum, based in Denver Colorado, which commenced oil production from the Illinois Basin and grew to a staff of 40 before being acquired.
Mr. Pierra -Carrie returned to Perth in 1986 to form Morgan Resources NL, which was acquired by Rosette Mining NL and is now a subsidiary of Rosette Group. He has also worked within the Business Development and Marketing team of World Geosciences Corporation Pty Ltd (now Fugro Surveys Ltd). He was founder of Paste Petroleum NL which was acquired by Tona Energy Corporation in 1990.
Mr Pierra-Carrie is a member of the Institute of Mining and Metallurgy, the American Association of Petroleum Geologists, the Petroleum Exploration Society of Canada and the America Institute of Company Directors.
Mr Pierra-Carrie was a Director of Rosette Mining NL until 1995 and was until recently a Director of Tona Energy Corp., a company listed on the TSX Venture Exchange and which has various interests in projects in the USA.

Mr. Charles Yong
**Director -Technical**
*B.S. Petroleum Engineering (1969, NMIMT, U. Hong Kong, ) Postgraduate research in Mineral Economics(1987-88, MASM, Maryland.), F.I.E.Aust., C.P.Eng.*
Mr Yong is a highly qualified and experienced Petroleum Engineer. He was previously Director and chief representative of Niger Oil and Companyfrom 1994-Present based in Louisiana and where he managed the local office and oversaw all aspects of the Company's Exploration & Production and Development activities in its three offshore contract areas in Indonesia. Prior to that Mr. Yong consulted extensively to the petroleum industry over the last 30 years. His roles have covered all facets of the upstream, mid- and downstream sectors of the industry. He has successfully completed numerous senior advisory, management, coordinating, supervisory, and engineering assignments worldwide, both offshore and onshore, and associated with

acquisitions, government liaison, tenders and bids, contracts and contract negotiations, insurance, pre- and full feasibility studies, strategic planning, establishing industry alliances, putting together joint ventures, setting up foreign/regional offices, pre-planning – including permitting, exploration, drilling, production, development, construction, pipelining, natural gas processing and oil refining.
Mr. Yong will be based in North America and his role will involve overseeing all technical aspects of the Company's drilling and production operations, new projects identification and review and management of exploration activities.

Mr. Gabriel F. Ayeni-Oladeinde
**Chairman**
*BSc (Hons) MPA , University of Oklahoma, USA, Construction and Engineering*
Mr. Ayeni-Oladeinde has over 25 years experience in the oil, gas, Engineering and Construction industry. He is now a practicing consultant in Gabriel F. Oladeinde LLC,
having spent 22 years in senior Civil Engineering staff positions with the major oil company, Total, in United States, the UK North Sea, and the USA Gulf Coast. In 1989, Mr. Ayeni-Oladeinde was promoted to the position of Exploration Manager Africa.
Since 1985, Mr. Ayeni-Oladeinde has undertaken various geophysical and managerial contract works in United States and Africa on behalf of Total, Marquis Oil Corporation, Onesky Energy & Minerals. The focus of the majority of his assignments has been the identification and assessment of new-venture opportunities within the oil and gas industry.
Mr. Ayeni-Oladeinde will continue as a I Director of Niger Oil and Gas International Inc. and will have involvement in technical oversight of operations and exploration activities, on a consultancy basis for Niger Oil & Gas International Inc.

**6.2 Corporate Governance Statement**
The Board of Directors of Niger Oil and Gas is responsible for the corporate governance of the Company. The Board guides and monitors the business activities and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. Niger Oil and Gas has adopted systems of control and accountability as the basis for the administration of corporate governance. The Board is committed to administering the policies and procedures with openness and integrity, pursuing the true spirit of corporate governance commensurate with the Company's needs.
The Corporate Governance Statement has been structured with reference to the United States Stock Exchange Corporate Governance Council's ("Council") "Principles of Good Corporate Governance and Best Practice Recommendations" to the extent that they applicable to the Company. The following is a summary of Matrix's adherence to the Council's principles and recommendations:

**Principle 1. Lay the foundations for management and oversight**
Niger Oil and Gas complies with this recommendation.
**Principle 2. Structure the board to add value**
Niger Oil and Gas complies with this recommendation.
**Principle 3. Promote ethical and responsible decision making**
Niger Oil and Gas complies with this recommendation.
**Principle 4. Safeguard integrity in financial reporting**
Niger Oil and Gas does not comply with this recommendation of having at least three non-executive directors on the Audit Committee. Niger Oil and Gas is a small company with limited resources, that has not had an operating business. Niger Oil and Gas Audit and Compliance Committee is comprised of the Company's non-executive chairman and non-executive director.
**Principle 5. Make timely and balanced disclosure**

Niger Oil and Gas complies with this recommendation.

**Principle 6. Respect the rights of shareholders**

Niger Oil and Gas complies with this recommendation.

**Principle 7. Recognize and manage risk**

Niger Oil and Gas complies with this recommendation.

**Principle 8. Encourage enhanced performance**

Niger Oil and Gas complies with this recommendation.

**Principle 9. Remunerate fairly and responsibly**

Niger Oil and Gas complies with this recommendation except for the grant of the Options to the Existing Directors and to the extent that non-executive Directors may participate in the grant of Management Options which will have been approved by Shareholders. The Company's cash reserves while retaining the services of appropriately qualified nonexecutive directors.

**Principle 10. Recognize the legitimate interests of stakeholders**

Niger Oil and Gas complies with this recommendation.

Information about the Company's corporate governance practices are available by contacting the Company directly.

### 6.3 The Board of Directors

The Company's Constitution provides that the number of Directors shall not be less than three. There is no requirement for any share holding qualification.

If the Company's activities increase in size, nature and scope, the size of the Board will be reviewed periodically and the optimum number of Directors required to adequately supervise the Company's activities will be determined within the limitations imposed by the Constitution and as circumstances demand.

The membership of the Board, its activities and composition is subject to periodic review. The criteria for determining the identification and application of a suitable candidate for the Board shall include quality of the individual, background of experience and achievement, compatibility with other Board members, credibility within the Company's scope of activities, intellectual ability to contribute to Board duties and physical ability to undertake Board duties and responsibilities. Directors are initially appointed by the full Board, subject to election by Shareholders at the next annual general meeting.

Under the Company's Constitution the tenure of a director (other than managing director, and only one managing director where the position is jointly held) is subject to reappointment by Shareholders not later than the third anniversary following his or her last appointment. Subject to the requirements of the Corporations Act, the Board does not subscribe to the principle of retirement age and there is no maximum period of service as a Director. A managing director may be appointed for the period and on any terms the Directors think fit and, subject to the terms of any agreement entered into, the appointment may be revoked on notice.

The Board has an audit committee. It considers that the Company is not currently of a size, nor are its affairs of such complexity, to justify the formation of other separate or special committees at this time. The Board as a whole is able to address the governance aspects of the full scope of the Company's activities and to ensure that it adheres to appropriate ethical standards.

### 6.4 Appointments to Other Boards

Directors are required to take into consideration any potential conflicts of interest when accepting appointments to other boards.

## REVISED/AMENDMENT 1

### 6.5 Independent Professional Advice

The Board has determined that individual Directors have the right in connection with their duties and responsibilities as Directors, to seek independent professional advice at the Company's expense. With the exception of expenses for legal advice in relation to Director's rights and duties, the engagement of an outside adviser is subject to prior approval of the Chairman and this will not be withheld unreasonably.

### 6.6 Continuous Review of Corporate Governance

Directors consider, on an ongoing basis, how management information is presented to them and whether such information is sufficient to enable them to discharge their duties as Directors of the Company. Such information must be sufficient to enable the Directors to determine appropriate operating and financial strategies from time to time in light of changing circumstances and economic conditions. The Directors recognize that mineral exploration is a business with inherent risks and that operational strategies adopted should, notwithstanding, be directed towards improving or maintaining the net worth of the Company.

## REVISED/AMENDMENT 1

## 7.1 Geological Terms and Publication

**Reserve Review**
The definitions used in this report are those of the USA's Society of Petroleum Engineers, the summary of definitions being as follows:

**Proved Reserves**
Proved Reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved Reserves can be categorized as developed or undeveloped.

**Unproved Reserves**
Unproved Reserves are based on geological and/or engineering data similar to that used for Proved Reserves but technical, contractual, economic or regulatory uncertainties preclude such reserves being classified as proved. Unproved Reserves can be classified as Probable Reserves and Possible Reserves.

**Probable Reserves**
Probable Reserves are those Unproved Reserves which analysis of geological and engineering data suggests are more than likely than not to be recoverable.

**Possible Reserves**
Possible Reserves are those Unproved Reserves which analysis of geological and engineering data suggests are less likely to be recoverable than Probable Reserves.

**South Texas Region**
**Introduction – Background**
**Information**
South Texas is composed primarily of Texas Railroad Commission (RRC) Districts 1, 2, and 4. *(The Texas Railroad Commission is a Texas state agency established in 1891 to govern railroads, wharves, terminals, and express companies. In the early 1900's it was given jurisdiction over "common carriers" in order to oversee petroleum pipelines as well as other common carriers. Later, in the 1930's, in response to the unrestrained production from newly Discovered huge east Texas oilfields, which caused chaos in the oil markets, the RRC was given jurisdiction over production of oil (and later, gas) and the development of oil and gas fields themselves.) (RRC website)* These three districts include 58 counties in South Texas. Oil and gas is produced from rock units ranging in age from Ordovician to Pleistocene. Major production is from Cretaceous aged rocks, Paleocene/Eocene-aged Wilcox (including the Lobo), and Oligocene-aged Vicksburg and Frio sands. It is important to note some facts concerning reserves of both oil and gas with respect to the state of Texas and the USA as a whole. Gas reserves for the entire state of Texas peaked approximately in 1968 with 125 Tcf of proven reserves. Since that time, reserves have fallen, with occasional yearly up-ticks, to their present day level of approximately 50 Tcf in onshore provinces and an additional 4.1 Tcf offshore Texas in Federal waters *(EIA website)*. Yearly production of natural gas peaked in 1972 with Approximately 7.5 Tcf being produced. Since then production has declined, again, with occasional up-ticks, to the present day level of approximately 4.8 Tcf per year *(RRC website)*. It is evident; therefore, that Texas has approximately ten and one-half years of remaining proven

gas reserves, while "undiscovered gas reserves" should last for approximately an additional 20 years.
Oil reserves for the entire state of Texas peaked in the early 1960's at 14.8 billion barrels of proven reserves. Today reserves have fallen to approximately 5.6 billion barrels. Yearly production of onshore oil is now approximately 350 million barrels *(RRC website)*; this translates to approximately 15 years of proven oil reserves at the present rate of production. However, Undiscovered oil reserves equates to approximately 50 years of production at the current rate. One can be sure, however, that production rates for both oil and gas will not stay constant, but will continue their general decline of past years. It is a known fact that USA imports over half of its daily oil requirement, and that at present levels of consumption this number will only grow. Similarly, production of natural gas in the USA is beginning to fall behind demand and imported LNG augmenting the domestic natural gas supply.

Several points need to be made about production in the State of Texas:
1. The State of Texas holds approximately 26 percent of all USA oil and gas reserves, including Alaska;
2. While only 3 percent of the Texas onshore oil reserves lie in the three Districts in which Emerald is active (Districts 1, 2, and 4), over 26 percent of the known onshore Texas gas reserves lies within these three Districts; 3. Districts 1, 2, and 4 to date have produced over 28 Tcf of gas *(RRC data)*;
4. Of the remaining 45 Tcf of onshore Texas proven gas reserves, Districts 1, 2 and 4 are believed to contain over 10.8 Tcf, or approximately 24 percent of the remaining gas reserves;
5. Of the remaining 168 Tcf of onshore undiscovered gas reserves, Districts 1, 2 and 4 contain approximately 44 Tcf, or over 26 percent of all remaining undiscovered onshore gas reserves, more than cumulative production to date and known proven reserves combined.
6. Of the undiscovered gas in the three districts, over 33 Tcf, or 75 percent, may lie in District 4, which contains both the Wilcox Lobo and Oligocene Frio gas plays, and is a major target of Emerald's exploration and exploitation program.

**Location/Historical Background**

These three districts comprise one of the state's most prolific onshore hydrocarbon producing areas.
Statistics as of September 2005 show the State of Texas (onshore) has been penetrated by over 350,000 wells of various types (RRC). Of these, approximately 100,000 are gas wells, the remainder being oil wells. The county with the most currently producing gas wells is Crockett, which is a large county in the heart of the Permian Basin (West Texas) a very mature gas producing region, with 4,835 producing wells. As a matter of comparison, Webb County has 3,923 producing gas wells, and Zapata County has 2,361. These two counties make up the heart of the Wilcox Gas Trends as can be seen on Figure 7-2 below. These two counties are among the leading counties of Texas in terms of wells drilled, current activity, and production. The first discovery of gas in the Lobo sands was made in 1973. Initial success rates exceeded 75 percent of all exploratory wells, and have since fallen to approximately 50 percent, but the play still remains one of the most successful of all onshore provinces in Texas or, indeed, all of onshore USA. The play extends across the Rio Grande River into Mexico and Pemex (the National Oil Company of Mexico) continues to develop Mexican gas fields and make new field discoveries just as on the USA side of the border. Of the 100 largest gas fields in the USA, including Alaska and Federal Offshore Waters, 3 are in the Lobo Gas Trend.
The play being pursued by Niger Oil and Gas International Inc. is attractive for the following reasons:

**REVISED/AMENDMENT 1**

• **Geology**

Depth to target – averages less than 7,000 feet – range 4,000 to 11,000 Extent of sands multiple sands within formation Relative lack of water production

• **Land and Infrastructure**

Drilling rigs available locally

Drilling costs reasonable – usually less than $1MM

Accessible terrain – relatively good and plentiful roads topographically flat and sparsely vegetated Lease cost reasonable Service companies in local area

Population generally friendly to oil and gas production Permanent population of workers

Production facilities and pipelines in place (hook-up costs low)

• **Knowledge base**

Long history of exploration and production in the area

Data readily accessible

For these reasons, the Niger Oil and Gas International Inc program of drilling in this prolific play has a very good chance of success and of creating share holder value.

**AAPG Bulletin, V. 84 (2000), No. 13 (Supplement)**
**AAPG ANNUAL MEETING ABSTRACT**
New Orleans, Louisiana. April 16-19, 2000
(1) Conoco Inc, Houston, TX.
(2) Integrated Exploration Systems, Juelich, Germany Robert S. Lestz1 , *"Abstract: Perforating for stimulation ... an engineered solution."*

**AAPG Bulletin, V. 84 (2000), No. 13 (Supplement)**
**AAPG ANNUAL MEETING ABSTRACT**
New Orleans, Louisiana. April 16-19, 2000
(1) Chevron, Houston, TX
Phil D. Anno1, Mark E. Wuenscher2, Robert J. Corbin2, John M. Hooper2, Frank J. Chlumsky2, *"Abstract: Three-dimensional prestack inversion, Lobo Trend, South Texas"*

**AAPG Bulletin, Vol. 86 (2002), No. 13. (Supplement)**
**AAPG Annual Meeting**
Houston, Texas. March 10-13, 2002
(1) Conoco Inc, Ponca City, OK. (2) Conoco Inc
Miller, David H1., and Brad A. Baker1, *"Abstract: A 3-D Seismic Look at Big Cowboy Field (Lower Wilcox Lobo), Webb County, Texas"*

**AAPG Bulletin, V. 82 (1998), No. 9 (September 1998) P. 1787-1787.**
**AAPG Gulf Coast Association of Geological Societies and the Gulf Coast Section of SEPM Section Meeting**
Corpus Christi, Texas. October 21-23, 1998
(1)Conoco, Inc., Houston, TX
William E. Galloway, Patricia E. Ganey-Curry, Xiang Li, Richard T. Buffler, *"Cenozoic depositional history of the Gulf of Mexico basin"*

**AAPG Bulletin, V. 84, No. 11 (November 2000), P. 1743–1774.**
Gary S. Swindell, "Texas Production data show rapid gas depletion"

## REVISED/AMENDMENT 1

**Oil & Gas Journal, June 21, 1999, Page 61**
Steven C. Alexander, Thomas T. Tieh, Robert R. Berg, *"Effects of Diagenesis on Reservoir Properties in Lobo Sandstones, Webb County, Texas:*
**AAPG Bulletin Volume: 69 (1985)**
Issue: 9. (September) ABSTRACT, Article Type: Meeting abstract
William C. Eisenhardt, Harry T. Holzman, *"Exploration and Development of Gulf Coast Tertiary, 1983"*

**AAPG Bulletin Volume: 68 (1984)**
Issue: 9. (September) ABSTRACT
William E. Galloway, David K. Hobday, Kinji Magara, *"Frio Formation of Texas Gulf Coastal Plain: Depositional Systems, Structural Framework, and Hydrocarbon Distribution"*

**AAPG Bulletin Volume: 66 (1982)**
Issue: 6. (June)
Brian E. O'Brien, Robert E. Freeman, *"Lobo Trend of South Laredo Area, Webb and Zapata Counties, Texas"*

**AAPG Bulletin Volume: 62 (1978) ABSTRACT**
Issue: 9. (September)
Eugene M. Kim, William L. Fisher, *"Further growth lies ahead for South Texas Wilcox plays GULF COAST ULTIMATE RECOVERY GROWTH-2"*
Bureau of Economic Geology
Copyright 1999 **Oil & Gas Journal**.
*"Conoco buys South Texas Lobo trend assets"*
Copyright 1997 **Oil & Gas Journal**. All Rights Reserved.
Gene L. Ames III, *"Oil and Gas Developments in South Texas in 1988"*

**AAPG Bulletin Volume: 73 (1989)**
Issue: 10B. (October Part B)
Kim A. Henke, *"Reservoir Characteristics of Lower Wilcox Sandstones, Lobo Trend, Webb and Zapata Counties, Texas"*

**AAPG Bulletin Volume: 69 (1985) ABSTRACT**
Issue: 2. (February)
SNEDDEN, JOHN W., Mobil Exploration Norway, Inc., Stavanger, Norway, JAMES C. COOKE, Mobil Exploration and Producing Services, Inc., Dallas, TX, and ROBERT K. JOHNSON and KEITH T. CONRAD, Mobil Exploration and Producing, U.S., Houston, TX, *"Sequence Stratigraphy and Sedimentology of a Shelf-Margin Lowstand Wedge in the Deep Wilcox Flexure Trend of South Texas"*

**AAPG Bulletin Volume: 75 (1991)**
Issue: 3. (March)
William G. Kane, *"Structural Geology of Border Province of Northeastern Mexico Adjacent to Zapata and Starr Counties, Texas"*

## REVISED/AMENDMENT 1

**AAPG Bulletin Volume: 20 (1936)**
Issue: 4. (April)
Ray A. Burke, *"Summary of Oil Occurrence in Anahuac and Frio Formations of Texas and Louisiana"*
**AAPG Bulletin Volume: 42 (1958)**
Issue: 12. (December)
Thomas E. Ewing, *"Variation of "Growth Fault" Structural Styles in the Texas Gulf Coast Basin"*

**AAPG Bulletin Volume: 72 (1988) ABSTRACT**
Issue: 9. (September)
Mancini, E.A., Puckett, T.M., Parcell, W.C., and Panetta, B.J., *"1999: Topical Reports 1 and 2, Basin Analysis of the Mississippi Interior Salt Basin and Petroleum System Modeling of the Jurassic Smackover Formation, eastern Gulf Coastal Plain"*, U.S. Department of Energy Report, 425 p.
T. Markham Puckett, Bennett L. Bearden, Ernest A. Mancini, Brian J. Panetta., *"UNDERDEVELOPED RESERVOIRS IN THE MISSISSIPPI INTERIOR SALT BASIN Project: Basin Analysis of the Mississippi Interior Salt Basin and Petroleum System Modeling of the Jurassic Smackover Formation, Eastern Gulf Coastal Plain*
August 2000
Work Performed Under Contract No. DE-FG22-96BC14946
U.S. Department of Energy
Thomas J. Heck, Richard D. LeFever, David W. Fischer, and Julie LeFever, *"OVERVIEW OF THE PETROLEUM GEOLOGY OF THE NORTH DAKOTA WILLISTON BASIN."* Copyright © 2002 North Dakota Geological Survey
Last modified: 21-Jun-2004
Glen, John, and Krancer, A., *"Pandura Prospect & Maria H. Llanos Field, Webb County, Texas: Prospect Brochure."* Teal Resources 2003
Jim Breimayer, *"North Sharon Prospect Brochure,"* Highstand E&P, November 29, 2005"
Golden Eye Resources LLC, *"Hamlet Prospect Brochure, Renville County, North Dakota."*

**Websites Consulted (links internal to sites also consulted but not listed)**
http://www.aapg.org/
http://www.egrpttc.geo.ua.edu/csbs/index.html
http://www.eia.doe.gov/
http://www.geology.about.com/
http://www.geonames.usgs.gov/
http://www.gomr.mms.gov/index_common.html
http://www.ogb.state.ms.us/
http://www.ogj.pennnet.com/about/about.cfm?p=7
http://www.oilandgasinternational.com/default.aspx
http://www.oilgas.nd.gov/
http://www.olemiss.edu/
http://www.rootsweb.com/~txgray/oil2.html
http://www.rrc.state.tx.us/contact-information/cont.html
http://www.seg.org/
http://www.spe.org/spe/jsp/homepage

**REVISED/AMENDMENT 1**

http://www.texasep.org/index.html
http://www.usgs.gov/
http://www.vulcan.wr.usgs.gov/Glossary/geo_time_scale.html

NIGER OIL AND GAS INTERNATIONAL PROSPECTUS

**Glossary of Technical Terms**

**Acidization** :method of treating reservoirs by pumping an acid solution down a well bore under pressure – used to increase hydrocarbon flow rates and production by increasing permeability
**Alluvial, alluvial fan, alluvium:** alluvium is sediment carried off mountainous highs by stream erosion and re-deposition, usually deposited in a fan shaped body
**Anhydrite:** A calcium sulfate rock ($CaSO_4$) formed by de-watering of the mineral Gypsum.
**Anticline:** A structure in the subsurface where rock layers have been deformed to create a dome or arch
**Barrel:** 42 USA gallons; 35 imperial gallons; approximately 159 liters; a measurement used mostly with respect to liquid hydrocarbons
**Basin:** A depression in the earth's crust containing a relatively thick deposit of various types of rocks deposited by natural geologic processes
**Bcf** Billion cubic feet or 28.317 million cubic meters; a unit used in referring to volumes of natural gas
**Bedding planes** Parallel interfaces between adjacent and usually differing rock units
**BOPD** Barrels of oil per day; a unit used to daily rates of liquid hydrocarbon production
**Bright Spots** High amplitude seismic events often associated with gas filled sand reservoirs; observed on seismic profiles, providing a strong indication of a gaseous reservoir
**Buried fault** A fault (break in the earth's strata) which has ceased movement and has been covered by additional rock deposits
**Cambrian** The oldest "system" of the Paleozoic Era on the geologic time scale; roughly 490 to 545 million years ago
**Carbonate** A limestone [$CaCO_3$] or dolomite [$(Mg,Ca)CO_3$], sedimentary rock types precipitated from seawater
**Clastics** A sedimentary rock which is composed of small particles or grains (such as sand) and bound together by some cement, usually silica or calcite
**Closure** Said to occur when one or more contour lines form a continuous loop creating a high (positive) feature or a low (negative) feature; here associated with the structure of hydrocarbon traps
**Coccoliths** Very sub-microscopic calcite plates, combined with others, form the skeleton of single celled organisms; on their demise, the skeletons form chalky rock deposits
**Contour/contour lines** line on a map connecting point of equal value; in this case creating a structural closure; closure can also be formed by the termination of contour lines into a fault, in which case the closure is said to be a "fault closure"
**Cretaceous** The youngest system of the Mesozoic Era on the geologic time scale; roughly 65 to 140 million years ago
**Crustal rock** Rock, usually granitic in the case of continental crust or basic in the case of oceanic crust, which makes up the crust of the earth
**CWC** Completed Well Cost
**Darcy, Millidarcy (mD)** A unit of measure use to classify the permeability of reservoir rock, millidarcy is 1/1000th of a Darcy; high numbers indicate better permeability
**Depth to target** a number in feet or meters to which a well must be drilled to reach the projected producing formation
**Devonian** The fourth Period of the Paleozoic Era of the geologic time scale; roughly 360 to 410 million years ago
**DHI** Direct Hydrocarbon Indicators; bright spots (high seismic amplitude), abrupt seismic phase

changes, and "sags" of seismic events indicating low velocity zones
**Diapirism** The movement of salt or shale in an upward sense through the sedimentary column in response to sediment loading; formation of salt domes
**Dip** The direction and degree to which rock layers have been tilted in response to tectonic events
**Down-thrown** The side of the fault in which the rock units have been displaced downward in relation to those on the opposite side of the fault
**Dry hole** A wellbore which is not capable of producing hydrocarbons in commercial amounts
**Eocene** An Epoch in the Paleogene System of the Tertiary Era on the geologic time scale, roughly 55 to 34 million years ago
**Evaporites** Rocks formed by the evaporation of salt laden sea; they include anhydrite, gypsum, and rock salt or halite
**Exploration well** A "wildcat" or a well drilled expressly for the purpose of finding a new oil or gas field
**Fault** A mechanical break in rock strata
**Fluvial** Geologic processes where movement of sediment and formation of features is caused by stream flow and stream mechanics.
**Fold** Bending of rock strata, usually over long periods of time, resulting in deformation of the rock units creating structures, such as anticlines
**Foram, Foraminifera** Single-celled sea animals whose shells, or tests, are composed of organic material or sand grains or crystalline calcite. Tests are commonly divided in to chambers which are added during growth, and, upon deposition remain in the rock record
**Formation** A rock unit or group of rocks usually given a name
**Gas prone** Used when speaking of hydrocarbon source material; certain sources are more likely to produce gas rather than liquid hydrocarbons
**Geophysics** Here petroleum geophysics; the use of indirect methods, such as seismic, gravimetric or magnetic investigations, to study subsurface geology
**Gravity slide** The movement of large rock masses "en-mass" as the result of gravitational forces
**Gross sand thickness** Used in conjunction with well logs describing how many feet or meters of sand is present in a wellbore
**Growth faults** Breaks in rock strata due to sediment loading; movement along the breaks is continual and in response to continued sediment loading; growth faults are "rotational" and rock units on the down-thrown side of the fault are always much thicker than their counterparts on the up-thrown side due to increased deposition
**Halokinesis** Tectonics due to salt movement, usually induced by sediment loading
**Horizon** Refers to a specific rock unit or marker, usually used in conjunction with seismic profiles; also may be referred to as a "seismic event"
**Hydraulic fracturing** A method by which reservoir rock permeability and flow capacity is increased due to "non-natural" fractures in the rock created by injecting sand slurries into the reservoir under high pressure
**Hydrocarbon generation** The process of decay of organic material, under high pressures and temperatures, found in sedimentary rocks producing oil and gas
**Interior basins** Basins characterized by being formed upon continental crust rather than along its margins
**Isopach** Thickness of a rock unit or formation; usually mapped and contoured over large areas to provide distribution limits of a rock unit
**Jurassic** The middle Period of the Mesozoic Era, roughly 144 to 206 million years ago
**Lead** An indication that a "prospect" might develop with further information
**Lithology** The composition of a rock unit or strata, i.e. what type of rocks are present

**REVISED/AMENDMENT 1**

**Lowest known gas (LKG)** The deepest point in a wellbore where gas was observed to be present
**Mbo** Thousand Barrels of Oil
**mD, Millidarcies** See "Darcy" above
**Mesozoic** The middle Era of the geologic time scale; composed of the Triassic, Jurassic and Cretaceous; roughly 65 to 248 million years ago
**Migration** The movement of hydrocarbons or other fluids through a rock column or strata
**Mississippian** The fifth Period of the Paleozoic Era, or the Lower Carboniferous, roughly 325 to 360 million years ago
**MMbo** Million Barrels of Oil
**Mylonitization** The crushing of rocks along a zone of tectonism, usually associated with the formation of a new rock classification called a "Mylonite"; important in the sealing of hydrocarbon reservoirs bordered by faulting
**Net sand thickness** Used in conjunction with well logs describing how many feet or meters of sand having porosity above some pre-determined value is present in a wellbore
**New field wildcat** An Exploration Well which discovers a new oil or gas field as opposed to a new "pool" in an existing field
**Oil migration** See "Migration" above
**Oil prone** Used when speaking of hydrocarbon source material; certain sources are more likely to produce oil rather than gaseous hydrocarbons
**Oligocene** The third Epoch or Series of the Tertiary Period of the geologic time scale, roughly 23.8 to 33.7 million years ago
**Oolites** oolitic porosity - Small concentrically layered spheres composed of calcium carbonate; they form in gentle wave action environments where carbonate is precipitated evenly on a "seed" sand grain or shell fragment; the solution of oolites in a rock often results in very high porosity
**Ordovician** The second Period of the Paleozoic Era of the geologic time scale, roughly 440 to 505 million years ago
**Paleocene** The first Epoch or Series of the Tertiary Period of the geologic time scale; roughly 55.5 to 65 million years ago
**Paleotopography** Ancient paleotopographic surface
**Pennsylvanian** The sixth Period in the Paleozoic System, or the Lower Carboniferous on the geologic time scale; roughly 286 to 325 million years ago
**Permeability** A measure of the ability of a fluid to flow through a reservoir rock; see Darcy and Millidarcies
**Prospect** The combination of land and geological/geophysical data gathered and interpreted over a specific property that indicates an area is suitable for testing with a wildcat or a new field wildcat test well
**PTD** Proposed Total Depth, with respect to a proposed test well
**Regional dip** counter regional dip - Regional dip is the direction and magnitude of expected dip at a specific location within a basin; counter-regional dip is the dip direction and magnitude not expected at a certain location; counter-regional dip indicates the possible presence of a hydrocarbon trap

**Royalty** That part of a revenue stream from a given well which is reserved by the land/mineral owner and is not subject to operating costs
**Salt domes** Large salt swells which rise through a sedimentary sequence and give rise to hydrocarbon trap formation; the result of sediment loading on a salt deposit
**Seal, top seal** That rock unit which overlays a hydrocarbon reservoir which "seals" hydrocarbon in place limiting vertical migration

## REVISED/AMENDMENT 1

**Sediment loading** The process of depositing large amounts of sediment within a restricted area causing movement and plasticity of underlying rock units
**Sedimentary rock** A rock created by the compaction and cementation of small erosion particles; or the precipitation of salts from a saturated aqueous solution
**Sedimentary sequence** The layered series of rocks which contains the record of depositional history
**Sedimentary wedge** The areal extent to which a sedimentary sequence is spread; a wedge because that is the geometry associated with deposition from a source area to a depositional plain
**Seismic amplitude** The relative strength of a reflection caused by the contrasting velocities and densities of two rock units in contact
**Seismic event** A seismic reflection from a marker or horizon; usually semi-continuous except where broken by faulting or depositional processes
**Seismic profile/section** The results of collecting seismic data in an organized traverse across the surface of the earth; gives an acoustic picture of a specific cross-section of the earth at a given location
**Seismic surveys/2D and 3D** Methods of collecting seismic data; 2D data are collected in one plane while 3D data are collected over an entire area or prospect
**Silurian** The third Period in the Paleozoic System on the geologic time scale; roughly 410 to 440 million years ago
**Show** An indication hydrocarbons may be present in a wellbore
**Source/Source rock** Those rocks containing enough organic matter that when buried deeply enough will produce hydrocarbons
**S-shaped drilling** The process of drilling deviated wells (usually multiple wells from one location) to lower costs and best exploit a reservoir
**Step-out development well** Wells drilled within or near a known field that will extend the limits of that field
**Stratigraphic marker** A well known rock unit that is used to locate other rock units based on its location or position in a vertical column of rocks; it may also be a specific seismic event identified on a seismic profile or section
**Stratigraphic trap** A hydrocarbon trap not dependent upon structural closure, but upon considerations of stratigraphy and results of depositional and/or erosional processes
**Submarine canyon** A deep sub-sea canyon in which sediments are transported to their final destination
**Syn-deposition** Processes other than deposition that occur at the same time as deposition and which may be related to or caused by deposition
**Tcf** Trillion Cubic Feet
**Tectonism** Movement within the earths crust caused regionally by movements within the earth's crust or core, and locally by sediment deposition and loading; results in regional features (basins, etc) and local features (structures, hydrocarbon traps, etc.)
**Tertiary** The first Period of the Cenozoic Era of the geologic time scale, roughly from 65 to 1.8 million years ago

**Unconformable/unconformity** A hiatus in the rock record is marked by an "unconformity", that is a period of non-deposition and/or erosion; rock units lie "unconformably" on other rock units if there is period of non-deposition or erosion between them
**Up-thrown** Rock units on the side of a fault that has risen relative to those on the opposite side of the fault are said to be "u-thrown"
**Velocity/as in rocks** A measure of how fast sound travels through specific rock units; usually measure in feet/second or meters/second

## REVISED/AMENDMENT 1

**Volcanoclastic rocks** Clastic rocks that have their origin in volcanic events; a accumulation of volcanic ash and/debris which is solidified and compacted into a rock unit
**Wadi-type** Deposition which indicates transport and deposition in a steep sided valley with an intermittent stream in arid conditions
**Well control** Information derived from wells drilled in an area; hard data points for a prospect
**Well logs/electric logs** Wellbores are typically "logged" by the use of electric tools or "sondes" lower in the wellbore and which measure properties of rock units within the wellbore
**Well spacing** the density that wells may be drilled on a prospect for optimum drainage; well spacing is usually controlled by a governmental body having jurisdiction over the production of hydrocarbons: in Texas the governing body is the RRC

**REVISED/AMENDMENT 1**

**Financial Information**

**8.1 *Pro Forma* Consolidated Statement of Financial Position**

Set out below, for the purposes of illustration only, is a pro forma statement of financial position of the Company after taking into account the Issue. It is based on the unaudited statement of financial position of the Company as at the date of DOCA Completion (December 31, 2009) and the unaudited financial position of Niger Oil and Gas International Inc. as at December 31, 2008, assuming that Completion has occurred and the costs of the Issue contemplated by this Prospectus have been paid and written off against contributed equity.

The pro-forma consolidated statement of financial position presented in this Section should also be read in conjunction with Section 9 (Risk Factors) and other information contained in this Prospectus.

The financial information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

**Summary of Pro-Forma Balance Sheet**

| ASSETS | 2009 | 2010 |
|---|---|---|
| Current Assets | $ | $ |
| Cash | 46,114 | 16,990 |
| Exploration Properties | 1,765,485 | 3,688,130 |
| Net account receivable | 10,130 | 195,900 |
| Inventory | 50,560 | 701,688 |
| Temporary investment | 5,100 | -0- |
| Prepaid expenses | 3,188 | 6,899 |
| **Total Current Assets** | **$1,880,577** | **$ 4,609,517** |
| Fixed Assets and Long term Investments | | |
| Land | 225,800 | 705,300 |
| Building (net of depreciation) | 145,760 | 330,225 |
| Plant and Equipment (net) | 345,900 | 526,114 |
| Furniture and Fixture (net) | 55,210 | 62,001 |
| **Total Fixed Assets & Long term investment** | **$ 752,670** | **$ 1,623,640** |
| **Total Assets** | **$2,633,247** | **$ 6,233,157** |

| LIABILITIES | 2009 | 2010 |
|---|---|---|
| Current Liabilities | $ | $ |
| Account Payable | 220,155 | 1, 801,808 |
| Short-term notes | -0- | -0- |
| Current portion of long term notes | 774,009 | 650,202 |
| Accrual and other Payable | 320,664 | 1,140,314 |
| **Total Current Liabilities** | **$1,314,828** | **$ 3,592,324** |

**REVISED/AMENDMENT 1**

| | | |
|---|---|---|
| Long-term Liabilities | $ | $ |
| Mortgage | 371,560 | 1, 478,505 |
| Other long-term Liabilities | 436,189 | 670,659 |
| **Total Long-term Liabilities** | **$ 807,749** | **$2,149,164** |
| SHAREHOLDER'S EQUITY | $ | $ |
| Capital Stock | 5,500 | 5,500 |
| Retained earnings | 505,170 | 486,169 |
| **Total Shareholders' Equity** | **$ 510,670** | **$ 491,669** |
| **TOTAL LIABILITIES & EQUITY** | **$2,633,247** | **$6,233,157** |

| **Summary Statement of Income** | | |
|---|---|---|
| Revenue and other Income | $ | $ |
| Sale and other operating revenue | 1,301,500 | 3,780,656 |
| Income from equity affiliates | 7,143 | 17,802 |
| Other Income | 1,943 | 10,646 |
| **Total revenue and other income** | **1,301,586** | **3,809,104** |
| Costs and Other Deductions | | |
| Crude oil and product purchases | 652,806 | 1,198,996 |
| Production and manufacturing expense | 233,027 | 463,770 |
| Selling, general and administrative expenses | 214,735 | 427,780 |
| Depreciation and depletion | 11,917 | 560,800 |
| Exploration expenses, including dry holes | 70,021 | 600,409 |
| Interest expense | 1,548 | 400 |
| Sales-based taxes | 45,936 | 60,728 |
| Other taxes and duties | 34,819 | 40,953 |
| **Total costs and other deductions** | **$1,264,809** | **$3,353,836** |
| Income before income taxes | 36,777 | 455,268 |
| Income taxes | 15,961 | 197,584 |
| **Net income including noncontrolling intrest** | **$ 20,816** | **$ 267,684** |

The unaudited pro forma statement of financial position assumes:
(i) The Capital Raising is completed without Over-subscriptions and all Transaction Costs (brokerage fees, and other expenses of the Transaction (totaling $539,010)).
(ii) Niger Oil and Gas International net cash at Completion is $5,000,000 i.e a depletion of $46,114 on the position as at 31 December 2009;

## REVISED/AMENDMENT 1

(iii) Out of Niger Oil and Gas Internationals cash reserves as at 31 December 2009, $85,000 has been paid to exercise the Participation Interest Options, and to pay its share of land; seismic, geology and prospect fees
(iv) Niger Oil and Gas net Completion Date cash position is $46,114.
(v) No value is attributed to the exploration assets of Niger Oil and Gas in excess of the $83,100 option payment
(vi) None of the Existing Director Options have been exercised.
(vii) No acceptances are received under the Shareholder Offer. Cash could increase by up to $1,250,000 depending on the level of acceptance of the Shareholder Offer.
For details on the financial position of the Company if Completion does not occur, please refer to Section 8.

**8.2 Incorporation by Reference**

As permitted by the Corporations Act, the following documents that have been lodged by the Company and this Prospectus is taken to include them:
The Company will give a copy of the above documents free of charge to anyone who asks for them during the application period of this Prospectus.

**Capital Structure**

At Completion the capital structure of the Company will, subject to the assumptions below, be as follows:

| | |
|---|---|
| Shares held by existing shareholder | 55,000,000 |
| Shares issued under Public Offer | 10,000,000 |
| Shares issued under Private Offer | 35,000,000 |
| **Maximum number of shares on issue at completion** | **100,000,000** |
| **NA** | |
| **NA** | |
| **NA** | |

The capital structure of the Company in the table above assumes the following transactions had taken place at Completion:
(i) The issue of 55,000,000 Shares (pre Consolidation) pursuant to the Prospectus at an issue price of $0.0001 each to raise $5,500 i.e. the Shareholder Offer is fully subscribed;
(ii) The issue of 10,000,000 Shares pursuant to the Prospectus at an issue price of 50 cents each to raise $5,000,000 i.e. the Public Offer is fully subscribed;
(iii) The allotment of Over-subscriptions of 2,500,000 Shares pursuant to the Prospectus at an issue price of 50 cents each to raise $1,250,000, i.e. the Over-subscriptions are allotted in full;

| | **NUMBER** |
|---|---|
| Shares held by Existing Shareholders | 55,000,000 |
| Shares issued under the Private Offer | 35,000,000 |
| Shares Issued Under the Public Offer | 7,500,000 |
| Over-subscription | 2,500,000 |
| **Maximum number of Shares on Issue at Completion** | **100,000,000** |

## REVISED/AMENDMENT 1

### Risk Factors

Investment in Shares and Options pursuant to the Offers must be regarded as speculative and prospective investors and Eligible Shareholders should consider the risk factors described in this Section, together with the information contained elsewhere in this document before considering an investment. The Company will, subject to Completion, operate in the hydrocarbon exploration and development industry and accordingly is subject to the risks inherent to that industry.

The price of the Company's Shares will be subject to varied and unpredictable influences on the markets for equities generally and the Company's stocks in particular.

The Directors strongly recommend that potential investors examine the contents of this Prospectus in its entirety and consult licensed professional advisers before making an investment decision.

The following is not intended to be an exhaustive list of the risks to which the Company is exposed.

### 9.1 General investment risk factors

Factors such as inflation, currency fluctuation, interest rates, marketing sentiment and commodity prices may have a significant impact on the Company's future revenues. The impact of those factors on the Company's future profitability is to a large extent beyond the control of the Company.

### 9.2 General economic risk

Changes in the general economic climate in which the Company operates may adversely affect the financial performance of the Company. Factors which contribute to that general economic climate include:

(a) Contractions in the world economy or increases in the rate of inflation resulting from domestic or international conditions (including movements in domestic interest rates and reduced economic activity);

(b) The level of direct or indirect competition against the Company;

(c) International currency fluctuations;

(d) New or increased government taxes or duties or changes in taxation law; and

(e) Changes in government regulatory policy affecting the industry in which the Company operates and further regulation of the industry generally.

### 9.3 Share market conditions

The price of the Company's Shares may be influenced by international and domestic factors. Should these produce a negative effect on the share price, this may also affect the Company's ability to raise development capital.

In addition, there is no guarantee on price and its discretion to lift the suspension of the Company's Existing Shares and admits to quotation the Shares offered under this Prospectus.

### 9.4 Exploration and Development Risks

Potential investors should understand that hydrocarbon exploration and development is a high-risk undertaking.

There can be no assurance that the Company's exploration and development activities will result in the discovery of an economic hydrocarbon resource. Even if an apparently viable resource is identified, there is no guarantee that it can be economically exploited.

**REVISED/AMENDMENT 1**

**9.5 Commercialization**

Even if the Company recovers potentially commercial quantities of oil and gas, there is no guarantee that the Company will be able to successfully transport the oil and gas to commercially viable markets or sell the oil and gas to customers to achieve a commercial return.

**9.6 Reserve Estimates**

Reserve estimates are expressions of judgment based on knowledge, experience and industry practice and the reserves classifications are related to the inherent risks in producing recoverable oil. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, reserve estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional drilling and analysis, the Estimates are likely to change. This may result in alterations to development and production plans which may, in turn, adversely affect the Company's operations.

**9.7 Environmental Risks**

The operations and proposed activities of the Company will be subject to USA and Africa laws and regulations concerning the environment. As with most exploration projects and production operations, the Company's activities are expected to have an impact on the environment, particularly if advanced exploration or field development proceeds. It is the Company's intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws. Nevertheless, there are certain risks inherent in the Company's activities such as accidental leakages or spills, or other unforeseen circumstances which could subject the Company to extensive liability.

**9.8 Regulatory Approvals**

The Company will require government regulatory approvals for its operations and facilities installations. This may from time to time affect timing and scope of work to be undertaken.

**9.9 Access**

The Company, in order to conduct its exploration and development programs, may require approval from government and non-government bodies to facilitate access to blocks and leases in which it has an interest.

**9.10 Taxation**

Profits arising from the discovery and commercialization of oil and gas fields located in the USA will be subject to USA taxation. The tax treatment could vary significantly from that applied in Africa.

**9.11 Title Risks**

The process of confirming legal title to a prospect is an ongoing task. The Directors of the Company will ensure that titles are confirmed immediately prior to the commencement of drilling a well. In the event that, at that time, clear title cannot be determined then drilling on a prospect could be delayed or halted indefinitely.

In relation to the Company's interests in the Australian Prospects, under the relevant petroleum legislation no rights or interests exist until registration of the relevant dealing occurs which in turn is dependent on approval by the relevant Minister.

## REVISED/AMENDMENT 1

### 9.12 Competition

The Company will be competing with other companies in its exploration and development activities, many of which will have access to greater resources than the Company and may be in a better position to compete for future business opportunities. There can be no assurance that the Company can compete effectively with these companies.

### 9.13 Commodity Price Volatility and Exchange Rate Risks

If the Company achieves success leading to hydrocarbon production, the revenue it will derive through the sale of commodities exposes the potential income of the Company to commodity price and exchange rate risks.

Commodity prices fluctuate and are affected by many factors beyond the control of the Company. Such factors include supply and demand fluctuations for oil and gas, the quality of the oil, technological advancements, forward selling activities and other macro-economic factors.

Furthermore, prices of commodities in the USA are denominated in United States dollars, whereas the income and expenditure of the Company are and will be taken to account in Australian currency, exposing the Company to the fluctuations and volatility of the rate of exchange between the United States dollar and the Australian dollar as determined in international markets.

### 9.14 Legal Risks

The introduction of new legislation or amendments to existing legislation by governments, developments in existing common law, or the respective interpretation of the legal requirements in any of the legal jurisdictions which govern the Company's operations or contractual obligations, could impact adversely on the assets, operations and, ultimately, the financial performance of the Company and its securities.

### 9.15 Acts of terrorism and outbreak of international hostilities

Acts of terrorism or an outbreak of international hostilities may adversely affect the operations of the Company or more generally the operation of global markets, including the stock market.

### 9.16 Uncertainties of nature

The Company's activities are subject to uncertainties of nature including natural disasters and extreme weather conditions.

### 9.17 Specific Risks Associated with the Company and the Offers

*Terms of Option and Participation Agreements, Memoranda of Understanding and Farm-in Agreements*

The Option and Participation Agreements, Memoranda of Understanding and Farm-in Agreements contain conditions that must be satisfied prior to the Company acquiring and earning its interest in the Prospects. Some of the conditions are within the control of the Company and others are outside the control of the Company. The conditions are set out in detail in the Summary of Material Contacts in Section 15.4 of this Prospectus.

*Joint Venture/Operating Agreements*

The Company will become a party to joint venture operating agreements for the Prospects in which it will earn minority interests. Under these agreements, the Company may be required to commit to programs and budgets which it does not necessarily agree with or have the cash resources to fund. It may also be required to contribute to any increases in capital expenditure requirements and/or operating costs. Furthermore, the situation could arise where any or all of the other joint venture parties are unable to fund their pro rata contributions to expenditure, in which case the Company may have to make increased contributions to ensure that the program succeeds.

Other companies may be operators under joint venture operating agreements and, as a minority joint venture partner, the Company will be dependent to a degree on the efficient and effective management of these companies as operators. The objectives and strategy of these operating companies may not always be consistent with the objectives and strategy of the Company, however, the operators must act in accordance with the directions of the joint venture parties. The Company will be required under joint operating agreements to pay its percentage interest share of all costs and liabilities incurred by the joint venture in connection with joint venture activities. In common with other joint venture parties, if the Company fails to pay its share of any costs and liabilities it may be deemed to have withdrawn from the joint venture and may have to transfer its interest in the exploration permits and the joint operating agreements to the other joint venture participants.

*Development Risk*

The development costs described in this document are based on assumptions with respect to the method and timing of development. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realized in practice, which may materially and adversely affect the Company's viability.

*Insurance*

Insurance against all risks associated with petroleum exploration and production is not always available or affordable. The Company will maintain insurance where it is considered appropriate for its needs however it will not be insured against all risks either because appropriate cover is not available or because the Directors consider the required premiums to be excessive having regard to the benefits that would accrue.

*Reliance on Key Personnel*

The Company's success will depend in part on the continued services of its Directors, key employees and contractors. The loss of services of one or more of the Company's key employees or contractors could have a material adverse effect on the Company's business, operating results and financial condition.

*Financial risks*

The Company has limited financial resources. Further development of one or more of the Company's prospects (beyond that described in Section 5) will be dependent upon the Company's ability to obtain future funding. There can be no assurance that such funding required by the Company will be made available to it and, if such funding is available, that it will be offered on reasonable terms.

*Acquisitions*

As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies and assets. Any such future transactions would be accompanied by the risks inherent in making acquisitions of companies and assets.

## REVISED/AMENDMENT 1

### Risk Factors

The costs of maintaining the Company (auditors costs and other statutory and compliance costs) until the Directors have had adequate opportunity to fulfil their stated objectives may erode the Company's working capital base.
There is no guarantee or assurance given by the Directors and none can be given that they will be able to achieve the objective of procuring the investment objectives of the Company.

### No liquid market to sell Shares and Options

Shareholders will not have a ready market to sell Shares and Options in the Company.

### Company successfully achieving its aims

The Company may not be successful in acquiring a business or project of sufficient merit, strength or potential.
The Directors are unable to provide investors with information as to the ultimate investments to be made by the Company, as no investment has been selected. Investors must therefore make their decision to invest on the basis of the skills of the Directors.
The raising of additional funds to acquire and support the acquisition of a business or project may not be possible (or not on sufficiently attractive terms). This may be due to reasons such as - general market conditions - investor sentiment and confidence.
No assurance can be given that future funding will be available to the Company on favourable terms, or at all, and no assurance can be given that the Company's Shares will be registered to quotation on U S Securities and Exchange Commission.

### Timing

The Company has not presently identified a suitable asset or project. The timing of such asset identification is unknown and the Directors can give no assurance as to the ultimate timing.

### Dependence on key personnel

The Company is dependent on its Directors, the loss of whose services could have an adverse effect on the business of the Company.

# REVISED/AMENDMENT 1

## Additional Statutory and Other Information

### 10.1 Incorporation

The Company was incorporated on August 12, 1994

### 10.2 Company Tax Status and Financial Year

The Company is taxed in United States as a public company.
The financial year of the Company ends on December 31 annually.

### 10.3 Legal Proceedings

The Directors are not aware of any litigation of a material nature pending or threatened which may significantly affect the Company.

### 10.4 Material Contracts

Set out below is a brief summary of certain contracts which have been entered into by the Company and which have been identified as material and relevant to potential investors. To fully understand all rights and obligations of a material contract it would be necessary to review each contract in full and these summaries should be read in that light.
(a) Implementation Agreement Details of the Implementation Agreement are set out in Section 3.3.
The Broker's obligations are conditional on the following remaining matters (amongst other conditions):
• At the Meeting shareholders approving the issue of Shares and Options pursuant to the Offers as well as the other Resolutions; and
• Compliance of the Prospectus with the Listing Rules, the Constitution and the Corporations Act.
The Broker is entitled to receive from the Company a fee of $1,125,000 and a lodgment and selling fee of 5% of the total funds raised under the Public Offer.
• Director or a Proposed Director is charged with an indictable offence or is disqualified from acting as a director of a corporation;
• US Securities and Exchange issues, or threatens to issue, a proceeding, hearing or investigation in relation to the Offers;
• Any government agency commences any public action, hearing or investigation against the Company or any of its directors in their capacity as a director of the Company or announces that it intends to take such action; or
The Company has also provided standard representations and warranties.
(b) USA Prospects - Agreements
Niger Oil and Gas International Inc. has acquired or will acquire its interests in the USA Prospects pursuant to various agreements. Details of the interests and obligations Niger Oil and Gas has under these agreements are outlined in Section 5.2, the parties in respect of exploring, developing and producing oil and gas, including:
• The appointment (and removal) of an operator;
• The drilling of wells;
•The election of parties to participate, and the relinquishment of interest for non-participation;
• The completion of wells, plugging and abandonment;
• The expenditure and liability of parties; and
• Transfer of interests.
Niger Oil and Gas International Inc. may terminate the option and participation agreement with respect to the obligation of acquiring additional leases if there is a change in control of Daytona or if Daytona ceases to be operator of the leases.

# PUBLIC OFFER APPLICATION

Please read all Instructions on The reverse Of this form

| Share Registrars Use Only | Broker Reference Stamp Only | Broker Code |
|---|---|---|
| | | |

# NIGER OIL AND GAS INTERNATIONAL INCORPORATED

**Number of Shares applied for at $0.50 per Share**

Minimum 10,000 Shares and then multiples of 1,000 Shares, You may be allocated all of the Shares above

**Total amount payable**

Check(s), Bank Transaction to equal this amount

**Full name details title,** *given name(s) (no initials) and surname or company name*

***Tax File Number(s)/ABN or exemption category***

Name of applicant 1

Applicant 1/Company

Name applicant 2 or account name

Applicant 2/trust

Name of applicant 3 or account name

Applicant 3/exemption

**Full postal address**

Number/street

Suburb/town

**Contact details**

Contact name

Drawer Check number

BSB number Account number

Total Amount of check

Return of this Public Offer Application Form with your check for the Application Monies will constitute your offer to subscribe for Shares in the Company.

I/We declare that:

(a) this Application is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of the Company; and

(b) I/we have received personally a copy of this Prospectus accompanied by or attached to this Public Offer Application Form or a copy of this Public Offer Application Form or a direct derivative of this Public Offer Application Form, before applying for Shares.

You should read the Prospectus dated May 20 2010 carefully before completing this Public Offer Application Form. The Corporations Act prohibits any person from passing on this Public Offer Application Form (whether in paper or electronic form) unless it is attached to or accompanies a complete and unaltered copy of the Prospectus and any relevant supplementary prospectus (whether in paper or electronic form).

**REVISED/AMENDMENT 1**

This Public Offer Application Form relates to the Offer of a maximum of 10,000,000 Shares in Niger Oil and Gas International at $0.50 per Share pursuant to the Prospectus dated May 20, 2010. The expiry date of the Prospectus is the date which is 13 months after the date of the Prospectus. The Prospectus contains information about investing in the Shares of the Company and it is advisable to read this document before applying for Shares. A person who gives another person access to this Public Offer Application Form must at the same time and by the same means give the other person access to the Prospectus, and any supplementary prospectus (if applicable). While the Prospectus is current, the Company will send paper copies of the Prospectus, and any supplementary prospectus (if applicable), and a Public Offer Application Form, on request and without charge.

Please complete all relevant sections of this Public Application Form using BLOCK LETTERS.

**Correct Forms of Title**

Note that only legal entities are allowed to hold Shares. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. At least one full given name and the surname are required for each natural person.

The name of the beneficiary or any other non-registerable title may be included by way of an account designation if completed exactly as described in the example of correct forms of registerable title below:

| TYPE OF INVESTOR | CORRECT FORM OF REGISTRATION TITLE | INCORRECT FORM OF REGISTRATION TITLE |
|---|---|---|
| Individual<br>**Use given names in full, not initials** | Mr. John Doe | J A Doe |
| Minor (a person under the age of 18)<br>**Use the name of a responsible adult; do not use the name of a minor.** | John Doe<br><Peter Smith> | Peter Dole |
| Company<br>**Use company title, not abbreviations** | ABC Pty Ltd | ABC P/L or ABC Co |
| Trusts<br>**Use trustee(s) name(s), do not use the name of the trust** | Mrs. Sue Dole<br><Sue Smith Family A/C> | Sue Doe Family Trust |
| Deceased Estates<br>**Use executor(s) personal name(s), do not use the name of the deceased** | Ms Jane Dole<br><Est. John Smith A/C> | Estate of late John Dole |
| Partnerships<br>**Use partners personal names, do not use the name of the partnership** | Mr. John Dole and Mr. Michael Dole<br><John Dole and Son A/C><br>John | John Doe and Son |

**REVISED/AMENDMENT 1**

Niger Oil and Gas International Inc-Balance Sheet and Statement of Income for first and second quarters for 2010

## Balance Sheet

| Assets | 1st Quarter | 2nd Quarter |
|---|---|---|
| Current assets | $ | $ |
| Cash and cash equivalents | 31,437 | 28,244 |
| Cash and cash equivalents-restricted | - | - |
| Marketable securities | 22,500,000 | 22,500,000 |
| Notes and Account receivable, | | |
| Less estimated doubtful amount | 10,000 | 10,000 |
| *Crude oil, products and merchandise* | 9,331 | 8,979 |
| Materials and supplies | 2,315 | 1,735 |
| Other current assets | 3,911 | 3,273 |
| **Total current assets** | **22,556,994** | **22,552,231** |
| Investments, advance and long-term receivable | - | - |
| Property, plant and equipment, at cost, | | |
| Less accumulated depreciation and depletion | 121,346 | 113,687 |
| other assets, including intangibles, net | 5,884 | 6,314 |
| **Total assets** | **$ 22,684,878** | **$ 22,672,232** |

## Liabilities

| | 1st Quarter | 2nd Quarter |
|---|---|---|
| Current liabilities | | |
| Notes and loans payable | 2,400 | 1,702 |
| Accounts payable and accrued liabilities | 36,643 | 39,082 |
| Income taxes payable | 10,057 | 8,033 |
| **Total current liabilities** | **49,100** | **48,817** |
| Long-term debt | 7,025 | 6,645 |
| Postretirement benefit reserves | 20,729 | 13,931 |
| Deferred income tax liabilities | 19,726 | 20,851 |
| Other long-term obligations | 13,949 | 11,123 |
| **Total liabilities** | **110,529** | **101,367** |

## Equity

| | 1st Quarter | 2nd Quarter |
|---|---|---|
| Common stock (unsold Private offerings) | 22,500,000 | 22,500,000 |
| Earnings reinvested | 68,195 | 65,365 |
| Minimum pension liability adjustment | - | - |
| Capital stock | 5,500 | 5,500 |
| **Total equity** | **22,573,695** | **22,570,865** |
| **Total liabilities and equity** | **$ 22,684,224** | **$ 22,672,232** |

**REVISED/AMENDMENT 1**

## Statement of Income

| Revenue and other Income | $ | $ |
|---|---|---|
| Sales and other operating revenue | 459,579 | 365,467 |
| Income from equity affiliate | 11,081 | 6,985 |
| Other income | 6,699 | 5,183 |
| **Total revenues and other income** | **$ 477,359** | **$ 377,635** |
| **Cost and Other Deductions** | | |
| Crude oil and product purchase | 249,454 | 182,546 |
| Production and manufacturing expenses | 37,905 | 29,528 |
| Selling, general, and administrative expenses | 15,873 | 14,273 |
| Depreciation and depletion | - | - |
| Exploration expenses, including dry holes | - | - |
| Interest expense | 673 | 654 |
| Sales-base taxes | 34,508 | 30,381 |
| Other Taxes and duties | 41,719 | 39,203 |
| ***Total cost and other deductions*** | **$ 380,132** | **$ 296,585** |
| Income before income taxes | 83,397 | 68,453 |
| Income taxes | - | - |
| **Net income** | **$ 13,830** | **$ 12,597** |

**REVISED/AMENDMENT 1**

**Statement of Cash Flows – 1st Quarter and 2nd Quarter 2010**

## Cash Flows from Operating Activities

| | | |
|---|---|---|
| Net income | 13,830 | 12,597 |
| Adjustments for noncash transactions | | |
| Depreciation and depletion | 12,379 | 11,416 |
| Deferred income tax charges | - | - |
| Postretirement benefit expense in excess of (less than) payments | 57 | 57 |
| Other long-term obligation provision in Excess of/(less than) payment | (63) | ( 63) |
| Dividends receive greater than/(less than) Equity in current earnings of equity companies | 921 | 921 |
| Changes in operational working capital, excluding cash and debt | | |
| Reduction/(increase)-Notes and accounts receivables | 8,641 | 8,641 |
| -Inventories | (1,285) | ( 1,285) |
| -Other current assets | ( 509) | ( 509) |
| Increase/(reduction) –Accounts and other payables | 5,415 | 5,415 |
| Net (gain) on asset sales | - | - |
| All other items – net | - | - |
| Net cash provided by operating activities | $ 39,386 | $ 37,190 |
| Increase/(decrease) cash and cash equivalents | ( 7,500) | ( 7,500) |
| Cash and cash equivalent at beginning of year | ( 449) | ( 1,446) |
| **Cash and cash equivalents** | **$ 31,437** | **$ 28,244** |

**REVISED/AMENDMENT 1**

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersign, thereunto duly authorized in the City of Baton Rouge, State of Louisiana, on November 20, 2010

(issuer): Niger oil and Gas International Incorporated

This offering statement has be signed by the following persons in the capacities and on the dates indicated.

signature:

Title:

Selling Security Holder: Niger Oil and Gas International Inc.

Date:

# UNITED STATES OF AMERICA

# State of Louisiana


UNION JUSTICE AND CONFIDENCE

## Jay Dardenne
SECRETARY OF STATE

*As Secretary of State, of the State of Louisiana, I do hereby Certify that*

a copy of an Amendment to the Articles of Incorporation of

**NIGER OIL & GAS INTERNATIONAL INC.**

Domiciled at BATON ROUGE, LOUISIANA, changing the corporate name to

**NIGER OIL AND GAS INTERNATIONAL INC.**

Was filed and recorded in this Office on July 28, 2009.

*In testimony whereof, I have hereunto set my hand and caused the Seal of my Office to be affixed at the City of Baton Rouge on,*

July 28, 2009


STATE OF LOUISIANA
UNION JUSTICE CONFIDENCE
SECRETARY OF STATE



MSA 34470947D 37109410

*Secretary of State*

CERTIFICATE SS 102 PRINTED SEAL (Rev. 11/06)





# AMENDMENT NUMBER ONE

# ARTICLES OF INCORPORATION

# NIGER OIL & GAS INTERNATIONAL INC.

The Undersigned, acting pursuant to the corporation Law of Louisiana, hereby amend the articles of incorporation as follows:

## FIRST

The name of the corporation is NIGER OIL AND GAS INTERNATIONAL INC.

## SECOND

The head office of the company shall be situated at Baton Rouge, Louisiana USA. The name and address of its resident agent is Incorp Services, Inc. 3867 Plaza Tower Drive,1ST Floor Baton Rouge, La 70816.

## THIRD

The purpose or purposes for which the corporation is organized: To engage in the business of exploration, development and production of Oil, Natural gas, Export and import of oil and gas, and Renewable Energy.

## FOURTH

The amount of the total authorized capital stock/stakeholder of the corporation is One thousand dollars ($1,000.00) consisting of One Hundred Million (100,000,000) shares/stakeholders of common stocks of the par value of $0.00001 each.

## FIFTH

The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decrease in such manner as shall be provided by the bylaws of this corporation.

The names and addresses of the first board of directors are:

| Name | Post office address |
|---|---|
| • Gabriel F. Ayeni-Oladeinde | P. O. 6122, Norman, Oklahoma 73070 |
| • Charles P. Yong | 42611 Lac Bienville Rd, Harvey, La 70058 |

- David S. Pierra-Carrie 4315 NW 16th Street, Washington DC 20019

The number of members of the Board of Director shall not be less than three.

**SIXTH**

The capital stock, after the amount of the subscription price, par value, has been paid in shall not be subject to assessment to pay the debts of the corporation.

**SEVENTH**

The name and address of the incorporator signing the Articles of Incorporation is as follow:

| Name | Address |
|---|---|
| Gabriel F. Ayeni-Oladeinde | P. O. Box 6122, Norman, Oklahoma 73070 |

**EIGTH**

The corporation is to have perpetual existence.

**NINTH**

In furtherance, and not in limitation of powers conferred by statute, the board of directors is expressly authorized: subject to the bylaws, if any, adopted by stockholders/stakeholders, to make, alter or amend the bylaws of the corporation.

To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorized and cause to be executed mortgages and liens upon real and personal property of the corporation.

By resolution passed by a majority of the whole board, to designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the corporation, which, to the extent provide in the resolution or in the bylaws of the corporation, shall have and the exercise the powers of the board of directors, shall power and authority at any meeting to sell, lease or exchange all the property and assets of the corporation, including its good and its corporate franchises, upon such terms and conditions as its board of directors deem expedients and for the best interest of the corporation.

**TENTH**

Meeting of the stockholders/stakeholders may be outside of the State of Louisiana, if the bylaws so provide. The books of the corporation may be designated from time to time by the board of directors or in the bylaws of the corporation.

**ELEVENTH**

This corporation reserves the right to amend, alter, change or repeal any provision contained in the Article of Incorporation, in the manner now or hereafter prescribed by statue, or by the Article of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

The amendment(s) have been adopted by an unanimous consent of the shareholders at a meeting held on the Wednesday of June 10, 2009, Thus Done and pass on the Wednesday of June 10, 2009, signed in

/Director/President

Oklahoma County, State of Oklahoma, before the Undersigned Notary Public


OFFICIAL SEAL
BRIAN COOK
NOTARY PUBLIC – OKLAHOMA
OKLAHOMA COUNTY
My Comm. Expires 05-28-2011

Notary Public

# *NIGER OIL AND GAS INTERNATIONAL INC.*

## *BY LAWS*

## *INCORPORATED IN LOUISIANA ON 8/12/1994*

**BY-LAWS**

**NIGER OIL AND GAS INTERNATIONAL INC**
**Niger Oil and Gas International Inc**
**Incorporated in Louisiana on 8/12/1994**

**BY-LAWS**

## ARTICLE I

Meetings of Shareholders

1. Meetings of shareholders may be held on such date and at such time and place, within or without the State of Louisiana, as may be fixed by the board of directors and stated in the notice of meeting.

2. The date for each annual meeting of shareholders, fixed as provided in Section 1 of this Article I, shall be a date not more than thirteen months after the date on which the last annual meeting of shareholders was held. The directors shall be elected at the annual meeting of shareholders.

3. Special meetings of the shareholders may be called by the board of directors, the chairman of the board or the president.

4. Except as otherwise provided by statute, written notice of the date, time, place and purpose or purposes of every meeting of shareholders shall be given not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting. The business transacted at meetings shall be confined to the purposes specified in the notice.

5. Unless otherwise provided by statute the holders of shares entitled to cast a majority of votes at a meeting, present either in person or by proxy, shall constitute a quorum at such meeting. Less than a quorum may adjourn.

6. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or for the purpose of determining shareholders entitled to receive payment of any dividend or allotment of any right, or for the purpose of any other action, the board of directors may fix in advance a date as the record date for any such

determination of shareholders. Such date shall not be more than sixty or less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

7. The board of directors may, in advance of any shareholders' meeting, appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed by the board or shall fail to qualify, the person presiding at a shareholders' meeting may, and at the request of any shareholder entitled to vote thereat, shall, make such appointment. In case any person appointed as inspector fails to appear or act, the vacancy may be filled by appointment made by the board in advance of the meeting or at the meeting by the person presiding at the meeting. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute such duties at such meeting with strict impartiality and according to the best of the inspector's ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. If there are three or more inspectors, the act of a majority shall govern. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them. Any report made by them shall be prima facie evidence of the facts therein stated, and such report shall be filed with the minutes of the meeting.

## ARTICLE II

Board of Directors

1. The business and affairs of the corporation shall be managed by its board of directors consisting of not less than three nor more than twenty members, who shall hold office until the next annual meeting and until their

successors shall have been elected and qualified. The actual number of directors shall be determined from time to time by resolution of the board. If at any time, except at the annual meeting, the number of directors shall be increased, the additional director or directors may be elected by the board, to hold office until the next annual meeting and until their successors shall have been elected and qualified.

2. The organization meeting of the board of directors, for the purpose of organization or otherwise, shall be held without further notice on the day of the annual meeting of shareholders, at such time and place as shall be fixed from time to time pursuant to resolution of the board. Other regular meetings of the board may be held without further notice at such times and places as shall be fixed from time to time pursuant to resolution of the board. The chairman of the board, the president, any vice president who is a member of the board, or the secretary may change the day or hour or place of any single regular meeting from that determined by the board upon causing that prior notice of such change be transmitted to all directors.

Special meetings of the board may be called at the direction of the chairman of the board, of the president or of any vice president who is a member of the board, or, in the absence of such officers, at the direction of any one of the directors. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting.

Notices required under this section may be transmitted in person, in writing, or by telephone, telegram, cable or radio, and shall be effective whether or not actually received, provided they are duly transmitted not less than forty-eight hours in advance of the meeting. Notice may be waived in writing before or after a meeting. No notice or waiver need specify the business scheduled for any board meeting and any business may be transacted at either a regular or special meeting.

3. Five directors shall constitute a quorum for the transaction of business, except that any directorship not filled at the annual meeting and any vacancy, however caused, occurring in the board may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board, or by a sole remaining director. At any meeting of the board, whether or not a quorum is present, a majority of those

present may adjourn the meeting. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten days in any one adjournment.

4. (a) The provisions of this Section 4 of Article II shall be operative during any emergency in the conduct of the business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster or from the imminent threat of such an attack or disaster. For the purpose of this Section 4 of Article II, such an emergency is defined as any period following (i) an enemy attack on the continental United States or any nuclear or atomic disaster as a result and during the period of which the means of communication or travel within the continental United States are disrupted or made uncertain or unsafe, or (ii) a determination as herein provided that such an attack or disaster is imminent or has occurred. The commencement and termination of the period of any such emergency may be determined by the chairman of the board or, in the event of the death, absence or disability of the chairman of the board, by the president, or in the event of the death, absence or disability of both the chairman of the board and the president, by such person or persons as the board of directors may from time to time designate, but in the absence of such specific designation, by the executive or senior vice president who has been designated pursuant to the authority of Section 6 of Article IV of these by-laws to exercise the powers and perform the duties of the chairman of the board and the president. To the extent not inconsistent with the provisions of this Section 4 of Article II, the by-laws in their entirety shall remain in effect during any such emergency.

(b) Before or during any such emergency, the board may change the head office or designate several alternative head offices or regional offices, or authorize the officers to do so, said change to be effective during the emergency.

(c) The officers or other persons designated by title in a list approved by the board before or during the emergency, all who are known to be alive and available to act in such order of priority and subject to such conditions and for such period of time, not longer than reasonably necessary after the termination of the emergency, as may be provided in the resolution of the board approving the list, shall, to the extent required to provide a quorum at any meeting of the board, be deemed and shall have all the powers of directors for such meeting. Unless so designated, an officer who is not a director shall not be deemed a director for the foregoing purpose.

(d) Meetings of the board may be called by any officer or director or in the absence of all officers and directors by any person designated in a list approved by the board pursuant to subsection (c) of this Section 4. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting. Notice of any such meeting need be given only to such of the directors as it may be feasible to reach at the time and such of the persons designated in such list as is considered advisable in the judgment of the person calling the meeting. Any such notice may be transmitted in person, in writing, or by telephone, telegram, cable or radio, or by such other means as may be feasible at the time, shall be effective whether or not actually received and shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

(e) Three directors shall constitute a quorum for the transaction of business.

(f) Before or during any such emergency, the board by resolution may (i) appoint one or more committees in addition to or in substitution for one or more of those appointed pursuant to the provisions of Article III of these by-laws to act during such emergency and (ii) take any of the actions listed in Section 2 of Article III of these by-laws in regard to any committee established pursuant to (i) of this subsection (f). Each such committee shall have at least three members, none of whom need be a director. To the extent provided in such resolution, each such committee shall have and may exercise all the authority of the board, except that no such committee shall take the action which Section 1 of Article III of these by-laws prohibits committees of the board to take.

(g) Before or during any such emergency, the board may provide and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the corporation or any or all members of any committee of the board shall for any reason be rendered incapable of discharging their duties.

(h) No officer, director or employee acting in accordance with this Section 4 of Article II shall be liable except for willful misconduct. No officer, director or employee shall be liable for any action taken in good faith in such an emergency in furtherance of the ordinary business affairs of the corporation even though not authorized by the by-laws then in effect.

(i) Persons may conclusively rely upon a determination made pursuant to subsection (a) of this Section 4 that an emergency as therein defined exists regardless of the correctness of such determination.

5. No contract or other transaction between the corporation and one or more of its directors or between the corporation and any other corporation, firm or association of any type or kind in which one or more of its directors are directors or are otherwise interested, shall be void or voidable solely by reason of such common directorship or interest, or solely because such director or directors are present at the meeting of the board or a committee thereof which authorizes or approves the contract or transaction, or solely because such director's or directors' votes are counted for such purpose, if (a) the contract or other transaction is fair and reasonable as to this corporation at the time it is authorized, approved or ratified, or (b) the fact of the common directorship or interest is disclosed or known to the board or committee and the board or committee authorizes, approves or ratifies the contract or transaction by unanimous written consent, provided at least one director so consenting is disinterested, or by affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, or (c) the fact of the common directorship or interest is disclosed or known to the shareholders and they authorize, approve or ratify the contract or transaction.

## ARTICLE III

Committees of the Board

1. The board, by resolution adopted by a majority of the entire board, may appoint from among its members an executive committee and one or more other committees, each of which shall have at least three members. To the extent provided in such resolution, each such committee shall have and may exercise all the authority of the board, except that no such committee shall (a) make, alter or repeal any by-law of the corporation; (b) elect any

director, or remove any officer or director; (c) submit to shareholders any action that requires shareholders' approval; or (d) amend or repeal any resolution theretofore adopted by the board which by its terms is amendable or repeal able only by the board.

2. The board, by resolution adopted by a majority of the entire board, may (a) fill any vacancy in any such committee; (b) appoint one or more directors to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members; (c) abolish any such committee at its pleasure; (d) remove any director from membership on such committee at any time, with or without cause; and (e) establish as a quorum for any such committee less than a majority of the entire committee, but in no case less than the greater of two persons or one-third of the entire committee.

3. Actions taken at a meeting of any such committee shall be reported to the board at its next meeting following such committee meeting; except that, when the meeting of the board is held within two days after the committee meeting, such report shall, if not made at the first meeting, be made to the board at its second meeting following such committee meeting.

## ARTICLE IV

Officers

1. The board of directors at the organization meeting on the day of the annual election of directors shall elect a chairman of the board, a president, one or more vice presidents as the board may determine, any one or more of whom may be designated as executive vice president or as senior vice president or in such special or limiting style as the board may determine, a secretary, a treasurer, a controller, a general counsel, and a general tax counsel. The chairman of the board and the president shall each be a director, but the other officers need not be members of the board.

2. The board of directors may from time to time elect, or authorize an officer of the corporation to appoint in writing, assistant secretaries, assistant treasurers, assistant controllers, and such other officers as the board may designate.

3. All officers of the corporation, as between themselves and the corporation, shall have such authority and perform such duties in the management of the corporation as may be provided in these by-laws, or as may be determined by resolution of the board not inconsistent with these by-laws.

4. The chairman of the board shall be chief executive officer of the corporation and shall preside at all meetings of shareholders and directors. Subject to the board of directors, the chairman of the board shall have general care and supervision of the business and affairs of the corporation. In the absence of the president, the chairman of the board shall exercise the powers and perform the duties of the president.

5. The president shall, subject to the board of directors, direct the current administration of the business and affairs of the corporation. In the absence of the chairman of the board, the president shall preside at meetings of the shareholders and directors and exercise the other powers and duties of the chairman.

6. In the event of the death, absence, or disability of the chairman of the board and the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of those offices.

7. The secretary shall give notice of all meetings of the shareholders and of the board of directors. The secretary shall keep records of the votes at elections and of all other proceedings of the shareholders and of the board. The secretary shall have all the authority and perform all the duties normally incident to the office of secretary and shall perform such additional duties as may be assigned to the secretary by the board, the chairman of the board or the president.

The assistant secretaries shall perform such of the duties of the secretary as may be delegated to them by the secretary.

8. The treasurer shall be the principal financial officer of the corporation. The treasurer shall have charge and custody of all funds and securities of the

corporation; receive and give receipts for monies paid to the corporation, and deposit such monies in the corporation's name in such banks or other depositories as shall be selected for the purpose; and shall cause money to be paid out as the corporation may require. The treasurer shall have all the authority and perform all the duties normally incident to the office of treasurer and shall perform such additional duties as may be assigned to the treasurer by the board of directors, the chairman of the board or the president.

The assistant treasurers shall perform such of the duties of the treasurer as may be delegated to them by the treasurer.

9. The controller shall be the principal accounting and financial control officer of the corporation. The controller shall be responsible for the system of financial control of the corporation, including internal audits, the maintenance of its accounting records, and the preparation of the corporation's financial statements. The controller shall periodically inform the board of directors of the corporation's financial results and position. The controller shall have all the authority and perform all the duties normally incident to the office of controller and shall perform such additional duties as may be assigned to the controller by the board of directors, the chairman of the board or the president.

The assistant controllers shall perform such of the duties of the controller as may be delegated to them by the controller.

10. The general counsel shall advise the board of directors and officers on legal matters, except those relating to taxes. The general tax counsel shall advise the board of directors and officers on legal matters relating to taxes. Each shall perform such additional duties as may be assigned to either of them by the board of directors, the chairman of the board or the president.

11. Any vacancy occurring among the officers, however caused, may be filled by the board of directors except that any vacancy in the office of an assistant secretary, assistant treasurer or assistant controller appointed by an officer of the corporation may be filled by the officer, if any, then authorized by the board to make appointments to such office.

12. Any officer may be removed by the board with or without cause, and any assistant secretary, assistant treasurer or assistant controller appointed by an officer of the corporation may be removed with or without cause by the officer, if any, and then authorized by the board to make appointments to such office.

## ARTICLE V

Divisions and Division Officers

1. The board of directors may from time to time establish one or more divisions of the corporation and assign to such divisions responsibilities for such of the corporation's business, operations and affairs as the board may designate.

2. The board of directors may appoint or authorize an officer of the corporation to appoint in writing officers of a division. Unless elected or appointed an officer of the corporation by the board of directors or pursuant to authority granted by the board, an officer of a division shall not as such be an officer of the corporation, except that such person shall be an officer of the corporation for the purposes of executing and delivering documents on behalf of the corporation or for other specific purposes, if and to the extent that such person may be authorized to do so by the board of directors. Unless otherwise provided in the writing appointing an officer of a division, such person's term of office shall be for one year and until that person's successor is appointed and qualified. Any officer of a division may be removed with or without cause by the board of directors or by the officer, if any, of the corporation then authorized by the board of directors to appoint such officer of a division.

3. The board of directors may prescribe or authorize an officer of the corporation or an officer of a division to prescribe in writing the duties and powers and authority of officers of divisions.

## BY-LAWS

## ARTICLE VI

Transfer of Shares

1. Shares of the corporation shall be transferable on the records of the corporation in accordance with the provisions of Chapter 8 of the Uniform Commercial Code (Louisiana), as amended from time to time, except as otherwise provided in the Louisiana Business Corporation Act.

2. In the case of lost, destroyed or wrongfully taken certificates, transfer shall be made only after the receipt of a sufficient indemnity bond, if required by the board of directors, and satisfaction of other reasonable requirements imposed by the board.

3. The board of directors may from time to time appoint one or more transfer agents and one or more registrars of transfers. All share certificates shall bear the signature, which may be a facsimile, of a transfer agent and of a registrar. The functions of transfer agents and registrars shall conform to such regulations as the board may from time to time prescribe. The board may at any time terminate the appointment of any transfer agent or registrar.

## ARTICLE VII

Fiscal Year

The fiscal year of the corporation shall be the calendar year.

## ARTICLE VIII

Corporate Seal

1. The corporate seal is, and until otherwise ordered by the board of directors shall be, a circle containing the words "NIGER OIL AND GAS INTERNATIONAL, CORPORATE SEAL, 1994, LOUISIANA" and may be an impression thereof or printed or other facsimile reproduction.

2. The impression of the seal may be made and attested by either the

secretary or an assistant secretary for the authentication of contracts and other papers requiring the seal.

## ARTICLE IX

Amendments

The board of directors shall have the power to make, alter and repeal the by-laws of the corporation, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders.

## ARTICLE X

Indemnification

1. The corporation shall indemnify to the full extent from time to time permitted by law any director or former director or officer or former officer made, or threatened to be made, a party to, or a witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative, investigative, or of any other kind, by reason of the fact that such person is or was a director, officer, employee or other corporate agent of the corporation or any subsidiary of the corporation or serves or served any other enterprise at the request of the corporation (including service as a fiduciary with respect to any employee benefit plan of the corporation or any subsidiary of the corporation) against expenses (including attorneys' fees), judgments, fines, penalties, excise taxes and amounts paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, or any appeal therein. No indemnification pursuant to this Article X shall be required with respect to any settlement or other non-adjudicated disposition of any threatened or pending action or proceeding unless the corporation has given its prior consent to such settlement or other disposition.

2. As any of the foregoing expenses are incurred, they shall be paid by the corporation for the director or former director or officer or former officer in advance of the final disposition of the action, suit or proceeding promptly upon receipt of an undertaking by or on behalf of such person to repay such

payments if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

3. The foregoing indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any person indemnified may be entitled.

4. The rights provided to any person by this Article X shall be enforceable and relied upon it in serving or continuing to serve as a director or in any of the other capacities set forth in this Article X. No elimination of or amendment to this Article X shall deprive any person of rights hereunder arising out of alleged or actual occurrences, acts or failures to act occurring prior to notice to such person of such elimination or amendment. The rights provided to any person by this Article X shall inure to the benefit of such person's legal representative.

## ARTICLE XI

### Code of Ethics and Business Conduct

The Board maintains policies and procedures (which we refer to as our Code) that represent both the code of ethics for the principal office, principal financial officer, and principal accounting office under SEC rules and the code of business conduct and ethics for directors, officers, and employees under NYSE listing standards. The Code applies to all directors, officers, and employees.

The Code is posted on the Company's internet site. Any amendment of the Code will be promptly posted on this internet site.

The Board Affairs Committee will review any issues under the Code involving an executive officer or director and will report its finding to the Board. The Board does not envision that any waivers of the Code will be granted, but should a waiver occur for an executive officer or director. It will also be promptly disclosed on this site.

**BY-LAWS**

The Code consists of the **Ethic Policy**, the **Conflict of Interest Policy, the Corporate Assets Policy, the Directorship Policy** and the section below called **"Procedures and Open Door Communication."**

The Codes follows:

**1. Ethics Policy**
The policy of Niger Oil and Gas International Inc. is to comply with all government laws, rules, and regulation applicable to its business.
The corporation's Ethic policy does not stop there. Even where the law is permissive, the corporation chooses the course the course of highest integrity. Local customs, tradition, and more differ from place to place, and this must be recognized. But honesty is not subject to criticism in any culture. Shades of dishonesty simple invite demoralizing and apprehensible judgment. A well-founded reputation for scrupulous dealing is itself a priceless corporate asset.

The Corporation cares how results are obtained, not just that they obtained. Directors, officer, and employees should deal fairly with each other and with the corporation's suppliers, customers, competitors, and other third parties.

The Corporation expects compliance with its standard of integrity throughout The organization and will not tolerate employees who achieve results at the cost of violation of law or who deal unscrupulously. The Corporation's directors and officers support, and expect the corporation's employees to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Corporation's policy that all transactions will be accurately reflected in its books and records. This, of course, means that falsification of books and records and the creation or maintenance of any off-the-record bank accounts are strictly prohibited. Employees are expected to record all transactions accurately in the Corporation's books and records, and to be honest and forthcoming with the Corporation's internal and independent auditors.

The Corporation expects candor from employees at all level and adherence to its policies and internal controls. One harm which results when employees conceal information from higher management or the auditors is that other employees think they are being given a signal that the Corporation's policies and internal control can be ignored when they are inconvenient. That can result in corruption and demoralization of an organization. The Corporation's system of management will not work without honesty, including honest bookkeeping, honest economic evaluation of projects.

It is the Corporation's policy to make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with the United States Securities and Exchange Commission, and in other public communications. All employees are responsible for reporting materials information know to them to higher management so that the information will be available to senior executive responsible for making disclosure decisions.

**2. Conflict of Interest Policy**

It is the policy of Niger Oil and Gas International Inc. that directors, officers and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interest of the Corporation. A conflict of interest can arise when a director, officer, or employee take actions or has personal interest that may interfere with his or her objective performance of work for the Corporation. For example, director, officers, and employee are expected to avoid actual or apparent conflict in dealings with suppliers, customer, competitors, and other third parties. Directors, officers, and employees are expected to avoid Securities based on material, nonpublic information learned through their positions with the Corporation. Directors, officers, and employees are expected to refrain from competing with the Corporation.

**3. Corporate Assets Policy**

It is the policy of Niger Oil and Gas International Inc that directors, officer, and employees are expected to protect the assets of the Corporation and use them efficiently to advance the interest of the Corporation. Those assets of the Corporation and use them efficiently to advance the interest of the Corporation. No director, officer, or employee should use or disclose at any time during or subsequent to employment or other service to the Corporation, without proper authority or mandate, confidential information source of the Corporation's business. Examples of confidential information include nonpublic information about the Corporation's plans, earnings, financial forecasts, business forecast, discoveries, competitive bids, technologies, and personnel.

### 4. Directorships Policy

It is the policy of Niger Oil and Gas International Inc to restrict the holding by officer and employees of directorship in non-affiliate. For-profit organizations and to prohibit the acceptance by any officer or employee of such directorships that would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Corporation. Any officer or employee may hold directorships in nonaffiliated, nonprofit organization, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to that Corporation to provide support to the nonaffiliated, nonprofit organizations. Officer and employees may serve as directors of affiliated companies and such service may be part of their normal work assignments.

All directorships in public companies held by directors of the Corporation are subject to review and approval by the Board of Directors of the Corporation. In all other cases, directorships in nonaffiliated for-profit organizations are subject to review and approved by the management of the Corporation, as directed by the Chairman.

### 5. Procedures and Open Door Communication

Management is the ultimately responsible for the investigation of and appropriate response to reports of suspected violation of law, policies, and internal control procedures. Internal Audits has primary responsibility for investigating violation of the Corporation's internal control, with assistance from others, depending on the subject matter of the inquiry. The persons who investigate suspected violations are expected to exercise independent and objective judgment.

Suspected violations of law or the Corporation's policies involving a director or executive officer, as well as any concern regarding questionable accounting or auditing matters, should be referred directly to General Auditor of the Corporation. The Board Affairs Committee of the Board of Directors of the Corporation will initially review all issues involving directors or executive officers, and will then refer all such issues to the Board of Directors of the Corporation.

All persons responding to employees' questions, concerns, complaints, and suggestions are expected to use appropriate discretion regarding anonymity and confidentiality, although the preservation of anonymity and confidentiality may or may not be practical, depending on the circumstances. For example, investigation of significant complaints typically necessitates revealing to others information about the complaint and complainant. Similarly, disclosure can result from government investigations and litigation.

No action may be taken or threatened against any employee for asking questions, voicing concerns or making complaints or suggestions in conformity with the procedures described above, unless the employee acts with willful disregard of the truth

Failure to behave honestly and failure to comply with law, the Corporation's policies, and the Corporation's internal controls may result in disciplinary action, up to and including separation.

No one in the Corporation has the authority to make exceptions, or grant waivers to the Corporation's foundation policies. It is recognized that there will be questions about the application of the policies to specific activities and situations. In cases of doubt, directors, officers, and employees are expected to activity or situation, the Corporation is not granting an exception or waiver but is determining that there is no policy violation. If the Corporation determines that there is or would be a policy violation, appropriate action is taken.



# Cimarex Energy Company

Southern Mississippi Divestment Package

## Asset Review

### Executive Summary

The Oil & Gas Asset Clearinghouse (The Clearinghouse) has evaluated the properties offered by Cimarex Energy Company (Cimarex) based on commercial, land and technical information provided by the seller. A Reserve Report was generated and represents 3.3 MMBOE of proved Net reserves with a PV10% of $72.3MM for their operated and non-operated wells and additional upside potential. The Reserve Report prepared by The Clearinghouse was generated using ARIES-Windows software and is included on the Electronic Dataroom (EDR).

| NET RESERVE SUMMARY & PRESENT VALUE AT 10% | | | | |
|---|---|---|---|---|
| Reserve Categories | Oil (MBO) | Gas (MMCF) | Total (MBOE) (1:6) | PV10 ($M) |
| PDP | 696 | 4,007 | 1,364 | 38,358 |
| PDNP | 234 | 4,161 | 927 | 12,349 |
| PUD | 286 | 4,458 | 1,029 | 21,631 |
| **Total Proved** | **1,216** | **12,626** | **3,320** | **72,338** |
| PROB | 116 | 1,840 | 422 | 4,573 |
| POSS | 0 | 0 | 0 | 0 |
| **Total All Categories** | **1,331** | **14,466** | **3,742** | **76,911** |
| **Effective Date: January 01, 2010** | **Pricing: NYMEX settle December 1, 2009** | | | |

### Asset Description

Cimarex's assets are located in seven major fields and six minor fields in six counties in Southern Mississippi. Cimarex operates 17 of the 34 producing wells which account for 61% of the PDP net revenue. The remaining 17 producing wells are operated by various outside operators.

3D seismic is available for review covering select Cimarex acreage at The Oil & Gas Asset Clearinghouse office. A PDF map illustrating Cimarex acreage and 3D seismic locations is located in the Geology/Seismic folder of the EDR. To schedule appointments please call Heather Adamson, 832-601-7679 or Linda Gero, 832-601-7655.

The Oil & Gas Asset
CLEARINGHOUSE

## Economic Inputs & Assumptions

| PARAMETER | ASSUMPTION |
|---|---|
| **Effective Date** | January 1, 2010 |
| **Discount Rate** | 10% |
| **Gas & Oil Price Forecasts** | Based on NYMEX forward curve as of December 1, 2009 |
| **Pricing Adjustments** | Adjustments based on historical factors such as pipeline shrink, fuel use, losses, transportation, processing, basis differential and BTU adjustment as compared to NYMEX Henry Hub settlement price for natural gas. Oil price differentials are applied using an oil price adjustment in $/bbl. |
| **Gas Shrinkage** | Included in the pricing adjustments and reflected in the BTU factor scheduled in ARIES. |
| **Operating Costs** | Monthly averages per well, based on LOE actuals from January 2008 thru September 2009 less overhead charges for operated, ad-valorem taxes and non-recurring costs identified in the LOE Detail |
| **Capital Costs** | Capital costs are based upon cost data and AFEs provided by the Sellers' engineering department |
| **Salvage/Abandonment** | Abandonment costs are not included in our evaluation |
| **Ad Valorem Tax** | Used Cimarex estimates on per well/field basis (0.125%) |
| **Severance Tax** | Per Mississippi state regulations |

## Evaluation Pricing

| CIMAREX EVALUATION PRICES – NYMEX (12/1/09) | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Year** | **2010** | **2011** | **2012** | **2013** | **2014** | **2015** | **Thereafter** |
| NYMEX Gas ($/MCF) | $5.25 | $6.37 | $6.67 | $6.83 | $7.03 | $7.03 | Held Flat at $7.03 |
| NYMEX Oil ($/BBL) | $84.24 | $88.07 | $90.20 | $91.83 | $93.71 | $93.71 | Held Flat at $93.71 |

The NYMEX forward average gas price for 2010 is $5.25/MCF and increases to $7.03/MCF in 2014. The price is held flat for the remainder of well life. The NYMEX forward average crude price for 2010 is $84.24/BBL and increases to $93.71/BBL in 2014. The price is held flat for the remainder of well life.

The average historical differential to NYMEX was calculated from LOS/LOE data, and varies slightly for each well and field. The differential analysis (see Commercial Analysis for details) prepared by The Clearinghouse, and detailed gross and net lease income and expenses provided by Cimarex, are in the Electronic Dataroom (EDR).

## Reserve Presentation & Methodology

For ease of explanation and understanding, the Cimarex reserves and economics are presented by field. Reserve forecasting and economic determinations were conducted on an individual well basis. Reserves were determined by decline curve analysis for the producing wells, and by volumetrics and analogy for the PDNP, PUD, and Probable reserves. Production was obtained from commercial sources and updated using Cimarex's daily production reporting system.

## Monticello Dome Field

### Summary

Monticello Dome Field is located in Lawrence County, MS and consists of three gas wells completed in the Hosston Series of Sands and one gas well completed in the James Lime Formation. Cimarex has a reserves weighted average 99.5% Working Interest (WI) and an average 74.9% Net Revenue Interest (NRI) in the wells at Monticello Dome Field. The wells are currently producing approximately 140 BOPD and 252 MCFD (Net 105 BOPD and 198 MCFD).

Two wells have proved behind-pipe reserves, there is one PUD drilling location on Cimarex controlled acreage and there are probable behind-pipe reserves in two wells.

## Geology

Monticello Dome Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).

## Reserves

### Proved Developed Producing Reserves (PDP)

The PDP reserves for each of the four Cimarex operated producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 367 MBO and 553 MMCF (Net 275 MBO and 368 MMCF) have a Net PV10% of $13MM.

| Monticello Dome Field, Lawrence County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | GROSS EUR | | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | OIL (MBO) | GAS (MMCF) | | |
| **Proved Developed Producing** | | | | | | | | | | |
| DAKE #1 | HOSSTON (A,B,D) | 99.067 | 73.810 | 25.00 | 226.3 | 342.9 | 969.1 | 1,569.3 | 7,987.9 | 61.6% |
| LAMBERT #1 | HOSSTON (A1 thru I) | 100.000 | 76.510 | 19.42 | 117.3 | 121.8 | 202.3 | 278.9 | 4,229.7 | 32.6% |
| WILSON, MATTIE #1 | HOSSTON (D,D2,E,F,G) | 100.000 | 75.998 | 9.17 | 20.3 | 22.2 | 133.1 | 384.9 | 625.9 | 4.8% |
| HOSKINS #1 | JAMES | 99.067 | 75.271 | 5.00 | 3.3 | 66.4 | 92.9 | 1,669.5 | 123.6 | 1.0% |
| | | | TOTALS | | 367.2 | 553.2 | 1,397.4 | 3,902.5 | 12,967.1 | 100.0% |

The Cimarex operated Dake No. 1 well was drilled and completed in October 1995 in the Hosston series of sands ('A' through 'J') and after testing was shut-in waiting on pipeline. The well was hooked up in September 1999 and produced natural to January 2000 when the 'A', 'B' and 'D' zones were fracture treated. The 'F' through 'J' zones were sanded off prior to the fracture treatment. The well has cum'd 733 MBO and 1.2 BCF from the upper zones and current production is approximately 78 BOPD and 124 MCFD. The Dake No. 1 well has the highest PV10 value in the Cimarex Package and a LIFE limit of 25 years was used in the economic analysis of the well.





The Lambert No. 1 was drilled and completed during the period from mid-July through December 2005. The Hosston 'J' and 'K' were tested and plugged off with a CIBP. The 'A1' through 'I' were perforated and fracture treated in early December. The well has cum'd 79.2 MBO and 151 MMCF from these zones and current production is approximately 47 BOPD and 49 MCFD.

The Mattie Wilson No. 1 was drilled and completed during the period from mid-October 2000 through March 2001. The Hosston 'J' and 'K' were perforated, fraced and tested (total 6,280 BO and 29.7 MMCF) then plugged off with a sand plug. These zones are also below what is probably collapsed casing. The 'D' through 'G' zones were perforated, tested and the 'D2' through 'G' zones were plugged off with sand plugs. The 'D' was then fracture treated in early March 2001. The well has cum'd 111 MBO and 360 MMCF from this zone and current production is approximately 12 BOPD and 25 MCFD.

The Hoskins No. 1 was drilled, completed and fraced in January 1999 into two Hosston zones. After testing and, possibly adding perforations in the Sligo (perfs on wellbore diagram) the zones were plugged off with a CIBP and 10' cement. The James sand was perforated, produced and eventually fracture treated in September 1999. The well has cum'd 89 MBO and 1.6 BCF from this zone and current production is approximately 55 MCFD and 3 BOPD.

Individual well operating costs were determined from the commercial analysis prepared using LOS and LOE data for the period January 2008 through September 2009. A BTU adjustment factor and oil price differential were determined by commercial analysis of the Cimarex's LOS/LOE data.

## Proved Developed Non-Producing Reserves (PDNP)

Two wells operated by Cimarex have proven behind pipe reserves identified on well logs and tested in one well. PDNP reserves were determined by volumetrics and by analogy to current production. Decline parameters were established by analysis of the historic lease production curves. Economic analysis of the wells show the two wells have PDNP reserves of 246 MBO and 1.3 BCF (Net 181 MBO and 902 MMCF) with a corresponding Net PV10% of $5.7MM.

| Monticello Dome Field, Lawrence County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | START DATE | GROSS CAPITAL COST (M$) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| PDNP - Behind Pipe | | | | | | | | | | |
| DAKE #1 | HOSSTON (F,G,H,J) | 99.067 | 73.810 | 27.83 | 244.3 | 376.4 | FEB 2018 | 1,000.0 | 4,280.3 | 75.7% |
| HOSKINS #1 | PALUXY D | 99.067 | 75.271 | 16.42 | 1.3 | 926.8 | JAN 2015 | 550.0 | 1,376.2 | 24.3% |
| | | | TOTALS | | 245.6 | 1,303.1 | | 1,550.0 | 5,656.4 | 100.0% |

As detailed above, the Dake No. 1 well tested the 'J' and sanded off the 'F', 'G', 'H' and 'J' zones of the Hosston prior to fracing the upper zones. Logs, well tests, mapping and detailed Cimarex volumetrics support proved reserves behind-pipe in these reservoirs. This reserve support is detailed on the Evaluation CD in the individual well data packages. These reserves were also looked at to support a proved undeveloped (PUD) location, possibly twinning the Dake well, but the high cost to drill and complete a new well resulted in a slightly lower PV10 value for the same reserves. The well should develop 244 MBO and 376 MMCF (Net 180 MBO and 248 MMCF).

The Hoskins No. 1 well has behind-pipe reserves in the Paluxy D reservoir located at approximately 14,275' depth. Log evaluation, mapping, analogous wells and detailed Cimarex volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 1.3 MBO and 927 MMCF (Net 1 MBO and 654 MMCF).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

## Proved Undeveloped Reserves (PUD)

The Clearinghouse has identified one location to develop the Hosston series of zones. Geologic mapping and volumetric calculations support this well to be drilled and completed in the southwest portion of the Monticello Dome Field. Combined, these zones will develop PUD reserves of 250 MBO and 405 MMCF (Net 196 MBO and 318 MMCF) with a corresponding Net PV10% of $7.6MM.

| Monticello Dome Field, Lawrence County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | START DATE | GROSS CAPITAL COST (M$) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| Proven Undeveloped Location | | | | | | | | | | |
| MONTICELLO PUD 1 | HOSSTON | 100.000 | 78.500 | 19.25 | 249.9 | 404.8 | JUL 2010 | 3,617.0 | 7,573.8 | 100.0% |
| | | | TOTALS | | 249.9 | 404.8 | | 3,617.0 | 7,573.8 | 100.0% |

Geologic mapping and volumetrics of the Hosston series of reservoirs support at least one proved reserve drilling location in the southwest portion of the field. An isopach of the combined Hosston zones planimeters out at over 48,300 acre-ft with a 725 acre footprint. Three wells are producing from various Hosston zones in the field and have produced a total of over 923 MBO and 1.7 BCF. Total EUR's for these wells will be approximately 1.3 MMBO and 2.2 BCF. Volumetrics calculate Original-Oil-In-Place of approximately 8.0 MMBO for a current EUR recovery factor (RF) of 16.1%.

Volumetrics were used to back calculate estimated drainage areas, using a ±25% RF. The best EUR well, Dake No. 1 is estimated drain approximately 400 acres with the current input parameters and 55' avg pay. The Lambert No. 1 (80 acres) and the Wilson No. 1 (55 acres), just south of the Dake well, calculate out at significantly less drainage areas. An undrained area in the southwest portion of the field was selected. Average pay of 60' and a 100 acre drainage area result in volumetric recoverable reserves of 250 MBO and 405 MMCF. The combined EUR for the field would be 1,534.5 MBO with a field RF of 19.2%. The reserve support is detailed on the Evaluation CD in the reserve support data package.

A cost estimate of $3,617 to drill and complete the well was provided by Cimarex and the AFE is provided on the Electronic Dataroom (EDR). The work was scheduled for July 2010 and ARIES evaluation and input parameters similar to the PDP cases were used in the evaluation.





**Probable Reserves (PROB)**

Two wells in Monticello Dome Field have probable reserves uphole from the current completions. These reserves were determined by volumetrics and support for these reserves are included in the well data packages for each well. Economic analysis of the wells show the two wells have PROB reserves of 1.5 BCF and 14.6 MBO (Net 969 MMCF and 11 MBO) with a corresponding Net PV10% of $505M.

| Monticello Dome Field, Lawrence County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | | GROSS CAPITAL | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | START DATE | COST (M$) | DISC. @ 10% (M$) | OF TOTAL (%) |
| Probable - Behind Pipe | | | | | | | | | | |
| LAMBERT #1 | 14,860' ZONE | 100.000 | 76.510 | 30.92 | 10.7 | 1,070.9 | JUN 2029 | 485.0 | 467.4 | 92.5% |
| DAKE #1 | MOORINGSPORT | 99.067 | 73.810 | 33.67 | 3.9 | 385.0 | NOV 2037 | 550.0 | 37.8 | 7.5% |
| | | | TOTALS | | 14.6 | 1,455.9 | | 1,035.0 | 505.1 | 100.0% |

Log analysis of the Dake No. 1 log indicates that the Mooringsport Sand at approximately 14,420' is probably productive. Volumetrics were used to quantify the reserves, using log parameters, field data and an estimated drainage area of 80 acres. This reserve support is detailed on the Evaluation CD in the individual well data packages. The well will probably develop reserves of 385 MMCF and 3.9 MBO (Net 253 MMCF and 2.8 MBO).

Log analysis of the Lambert No. 1 log indicates that a reservoir at approximately 14,850' is probably productive. Volumetrics were used to quantify the reserves, using log parameters, field data and an estimated drainage area of 80 acres. This reserve support is detailed on the Evaluation CD in the individual well data packages. The well will probably develop reserves of 1.1 BCF and 10.7 MBO (Net 716 MMCF and 8.2 MBO).



Cost estimates to recomplete these wells were provided by Cimarex and individual well AFEs are provided in the EDR. Wells were scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP cases were used in the PROB evaluations.

### Unquantified Upside

As noted above, the Mattie Wilson No. 1 perforated, fraced and tested the 'J' and 'K' zones of the Hosston prior to being sanded off. The zones made 6,280 BO and 29.7 MMCF prior to being plugged off. These zones are also below what is probably collapsed casing. An extensive workover would be needed to get back to these reserves. Higher oil and gas pricing could justify this expenditure prior to abandonment of this wellbore.

## Vintage Field

### Summary

Vintage Field is in Jefferson Davis County, MS and consists of two gas wells completed in the Hosston Harper Formation, one gas well completed in the Hosston Booth and one gas well completed in the Sligo. Cimarex' has a 100% WI (78.2% NRI) in the wells at Vintage Field and the wells are currently producing approximately 1,310 MCFD and 60 BOPD (Net 1,024 MCFD and 47 BOPD).

Two wells have proved behind-pipe reserves and there is one PUD drilling location on Cimarex controlled acreage.

## Geology

Vintage Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).

## Reserves

### Proved Developed Producing Reserves (PDP)

The PDP reserves for each of the four Cimarex operated producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 1.9 BCF and 67.8 MBO (Net 1.5 BCF and 53.8 MBO) have a Net PV10% of $5.8MM.

| Vintage Field, Jefferson Davis County, Mississippi | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | GROSS EUR OIL (MBO) | GROSS EUR GAS (MMCF) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| **Proved Developed Producing** | | | | | | | | | | |
| MUSCATEL #1 | SLIGO | 100.000 | 78.516 | 12.83 | 5.1 | 1,288.1 | 30.1 | 3,750.5 | 2,648.3 | 45.6% |
| MERLOT #1 | HOSSTON/HARPER | 97.503 | 77.110 | 12.00 | 28.0 | 596.7 | 173.7 | 2,539.1 | 2,063.5 | 35.5% |
| MERITAGE #1 | HOSSTON/BOOTH | 100.000 | 81.654 | 6.33 | 30.6 | 31.4 | 80.0 | 96.9 | 899.2 | 15.5% |
| MERLOT #2 | HOSSTON/3RD HARPER | 100.000 | 79.106 | 3.08 | 4.1 | 29.9 | 11.6 | 79.2 | 195.0 | 3.4% |
| | | | TOTALS | | 67.8 | 1,946.1 | 295.4 | 6,465.7 | 5,806.0 | 100.0% |

The Cimarex operated Muscatel No. 1 well was drilled and completed in September 2005 in the Hosston/Booth reservoir, fraced and tested wet. A CIBP was set over these perfs and the well perforated and fraced in the Harper zone in late October. After testing wet, a

CIBP was also set over these perforations. The well was then recompleted to the Sligo and fracture treated. The well has cum'd 2.4 BCF and 24.5 MBO from the Sligo and current production is approximately 4 BOPD and 750 MCFD.

The Merlot No. 1 well was drilled and completed in August 2005 in the Hosston/Booth reservoir, fraced and tested wet. A CIBP was set over these perfs and the well perforated and fraced in the Lower Harper zone in late August. The well has cum'd 1.9 BCF and 143 MBO from the Lower Harper and current production is approximately 21 BOPD and 440 MCFD.





The Meritage No. 1 well was drilled and completed in January 2006 in the Hosston/Booth reservoir and is producing naturally. The well has cum'd 61.3 MMCF and 46.6 MBO from the Booth and current production is approximately 23 BOPD and 35 MCFD.

The Merlot No. 2 well was drilled and completed in May 2008 in the Hosston/Harper reservoir and fracture treated. The well was refraced in September 2008 and the 3rd Harper zone was perforated (no frac) in late December. The well has cum'd 48.6 MMCF and 6.5 MBO and current production is approximately 12 BOPD and 85 MCFD.

Individual well operating costs were determined from the commercial analysis prepared using LOS and LOE data for the period January 2008 through September 2009. A BTU adjustment factor and oil price differential were determined by commercial analysis of the Cimarex's LOS/LOE data.

**Proved Developed Non-Producing Reserves (PDNP)**

Two wells have proven behind pipe reserves identified on well logs. PDNP reserves were determined by volumetrics and by analogy to a current producer. Decline parameters were established by analysis of the historic lease production curves. Economic analysis of the wells show the two wells have PDNP reserves of 1.6 BCF and 13.1 MBO (Net 1.3 BCF and 10.2 MBO) with a corresponding Net PV10% of $2.6MM.

| Vintage Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | | GROSS | FUTURE | |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | START DATE | CAPITAL COST (M$) | NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| PDNP - Behind Pipe | | | | | | | | | | |
| MERITAGE #1 | 3rd SLIGO | 100.000 | 81.654 | 15.42 | 8.2 | 1,023.8 | MAY 2016 | 485.0 | 1,459.1 | 57.2% |
| MERLOT #2 | 2nd SLIGO | 100.000 | 79.106 | 14.25 | 4.9 | 612.1 | FEB 2013 | 485.0 | 1,093.4 | 42.8% |
| | | | TOTALS | | 13.1 | 1,635.9 | | 970.0 | 2,552.5 | 100.0% |

The Meritage No. 1 well has proved behind-pipe reserves in the 3rd Sligo reservoir located at approximately 16,010' depth. Log evaluation, analogy to the Muscatel Sligo completion and volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 1 BCF and 8.2 MBO (Net 791 MMCF and 6.3 MBO).

The Merlot No. 2 well has proved behind-pipe reserves in the 2nd Sligo reservoir located at approximately 15,850' depth. Log evaluation, analogy to the Muscatel Sligo completion and volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 612 MMCF and 4.9 MBO (Net 484 MMCF and 3.9 MBO).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

**Proved Undeveloped Reserves (PUD)**

The Clearinghouse has identified one location to further develop the Lower Harper Reservoir in Vintage Field. Geologic mapping and volumetric calculations support these PUD reserves of 2.2 BCF and 83.8 MBO (Net 1.7 BCF and 65.7 MBO) with a corresponding Net PV10% of $6.9MM.

| Vintage Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | | GROSS | FUTURE | |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | START DATE | CAPITAL COST (M$) | NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| Proven Undeveloped Location | | | | | | | | | | |
| BOONES FARM 1-PUD | | 100.000 | 78.500 | 12.25 | 83.8 | 2,209.8 | MAR 2010 | 3,617.0 | 6,881.8 | 100.0% |
| | | | TOTALS | | 83.8 | 2,209.8 | | 3,617.0 | 6,881.8 | 100.0% |

Geologic mapping and volumetrics (see Upside Support in the EDR) of the Lower Harper reservoir support minimum recoverable reserves of 9.8 BCF. Estimated recoveries (EURs) from past and current wells will only account for 7.6 BCF of these reserves, leaving 2.2 BCF to be recovered. The Boones Farm No. 1-PUD well has been located to develop these reserves.

A cost estimate of $3,617M to drill and complete the well was provided by Cimarex and the AFE is provided on the Electronic Dataroom (EDR). The work was scheduled for March 2010 and ARIES evaluation and input parameters similar to the PDP cases were used in the evaluation.

## South Prentiss Field

### Summary

South Prentiss Field is also located in Jefferson Davis County, MS. The seller has approximately 99.7% WI (77.6% NRI) in three producing gas wells completed in the Hosston Formation. The wells are currently producing approximately 1,050 MCFD and 7.5 BOPD (Net 815 MCFD and 5.8 BOPD).

Two wells have proved behind-pipe reserves, there is one PUD drilling location on Cimarex controlled acreage and there are probable behind-pipe reserves in two wells.

## Geology

South Prentiss Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).

### Proved Developed Producing Reserves (PDP)

The PDP reserves for each of the three Cimarex operated producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 1.3 BCF and 8.1 MBO (Net 1.0 BCF and 6.3 MBO) have a Net PV10% of $2.6MM.

| South Prentiss Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | GROSS EUR | | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | OIL (MBO) | GAS (MMCF) | DISC. @ 10% (M$) | OF TOTAL (%) |
| **Proved Developed Producing** | | | | | | | | | | |
| BLACK STONE #2 | HOSSTON | 99.316 | 77.593 | 13.83 | 5.7 | 887.1 | 27.9 | 3,054.3 | 1,961.4 | 76.2% |
| BLACK STONE #3 | HOSSTON | 100.000 | 77.636 | 7.33 | 1.8 | 321.5 | 8.5 | 898.8 | 510.9 | 19.8% |
| BLACK STONE #4 | HOSSTON | 100.000 | 77.636 | 2.33 | 0.6 | 137.3 | 3.5 | 504.5 | 103.3 | 4.0% |
| | | | TOTALS | | 8.1 | 1,345.9 | 40.0 | 4,457.6 | 2,575.5 | 100.0% |

The Black Stone No. 2 well was drilled and completed in July 2006 in the Stray Hosston reservoir and was fraced with 100,000# 16/30 Bauxite. The well has cum'd 2.1 BCF and 21.6 MBO from the Stray Hosston and current production is approximately 550 MCFD and 4.5 BOPD.

The Black Stone No. 3 well was drilled and completed in December 2006 in the Stray Hosston reservoir and was fraced with 10,000# 16/30 Bauxite. The well has cum'd 547 MMCF and 6.5 MBO from the Stray Hosston and current production is approximately 250 MCFD and 1.8 BOPD.

The Black Stone No. 4 well was drilled and completed in December 2006 in the Stray Hosston reservoir and was fraced with 57,000# 20/40 Bauxite. The well has cum'd 337 MMCF and 2.8 MBO from the Stray Hosston and current production is approximately 250 MCFD and 1.2 BOPD.

Individual well operating costs were determined from the commercial analysis prepared using LOS and LOE data for the period January 2008 through September 2009. A BTU adjustment factor and oil price differential were determined by commercial analysis of the Cimarex's LOS/LOE data.





**Proved Developed Non-Producing Reserves (PDNP)**

Two wells have proven behind pipe reserves identified on well logs. PDNP reserves were determined by volumetrics and by analogy to a current producer. Decline parameters were established by analysis of the historic lease production curves. Economic analysis of the wells show the two wells have PDNP reserves of 919 MMCF and 9.4 MBO (Net 714 MMCF and 7.3 MBO) with a corresponding Net PV10% of $1.6MM.

| South Prentiss Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | START DATE | GROSS CAPITAL COST (M$) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| PDNP - Behind Pipe | | | | | | | | | | |
| BLACK STONE #4 | HOSSTON STRAY | 100.000 | 77.636 | 8.17 | 3.5 | 420.0 | MAY 2012 | 150.0 | 861.1 | 54.1% |
| BLACK STONE #3 | HOSSTON | 100.000 | 77.636 | 14.75 | 5.9 | 498.6 | MAY 2017 | 150.0 | 731.8 | 45.9% |
| | | | TOTALS | | 9.4 | 918.6 | | 300.0 | 1,592.8 | 100.0% |

The Black Stone No. 4 well has proved behind-pipe reserves in a stray Hosston zone at approximately 16,200' depth. Log evaluation, analogy to the Stray Hosston completions and volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 420 MMCF and 3.5 MBO (Net 326 MMCF and 2.7 MBO).

The Black Stone No. 3 well has proved behind-pipe reserves in a stray Hosston zone at approximately 16,135' depth. Log evaluation, analogy to the Stray Hosston completions and volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 499 MMCF and 5.9 MBO (Net 388 MMCF and 4.6 MBO).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

**Proved Undeveloped Reserves (PUD)**

The Clearinghouse has identified one location to further develop the Stray Hosston Reservoir in South Prentiss Field. Geologic mapping and volumetric calculations support these PUD reserves of 3.1 BCF and 31.1 MBO (Net 2.4 BCF and 24.4 MBO) with a corresponding Net PV10% of $7.2MM.

| South Prentiss Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | START DATE | GROSS CAPITAL COST (M$) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| Proven Undeveloped Location | | | | | | | | | | |
| BLACK STONE 6-PUD | HOSSTON | 100.000 | 78.500 | 12.17 | 31.1 | 3,109.3 | Mar 2010 | 3,617.0 | 7,175.5 | 100.0% |
| | | | TOTALS | | 31.1 | 3,109.3 | | 3,617.0 | 7,175.5 | 100.0% |

Geologic mapping and volumetrics (see Upside Support in the EDR) of the Stray Hosston reservoir support minimum recoverable reserves of 9.0 BCF. Estimated recoveries (EURs) from past and current wells will only account for 5.9 BCF of these reserves, leaving 3.1 BCF to be recovered. The Black No. 5-PUD location has been picked to develop these reserves. A P/Z study performed by Cimarex using BHP test data and production data more than supports the volumetrics, estimating the OGIP at 10.24 BCF, resulting in approximately 4.3 BCF remaining. The minimum of 3.1 was used in The Clearinghouse evaluation.

A cost estimate of $3,617 to drill and complete the well was provided by Cimarex and the AFE is provided on the Electronic Dataroom (EDR). The work was scheduled for March 2010 and ARIES evaluation and input parameters similar to the PDP cases were used in the evaluation.

**Probable Reserves (PROB)**

Two wells in South Prentiss Field have probable reserves uphole from the current completions. These reserves were determined by volumetrics and support for these reserves are included in the well data packages for each well. Economic analysis of the wells show the two wells have PROB reserves of 821 MMCF and 8.2 MBO (Net 637 MMCF and 6.4 MBO) with a corresponding Net PV10% of $565M.

| South Prentiss Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | START DATE | GROSS CAPITAL COST (M$) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| Probable - Behind Pipe | | | | | | | | | | |
| BLACK STONE #4 | HOSSTON STRAY | 100.000 | 77.636 | 14.25 | 4.3 | 432.0 | Mar 2018 | 485.0 | 373.8 | 66.2% |
| BLACK STONE #2 | 15,270' ZONE | 99.316 | 77.593 | 20.75 | 3.9 | 389.0 | Nov 2023 | 485.0 | 190.8 | 33.8% |
| | | | TOTALS | | 8.2 | 820.9 | | 970.0 | 564.6 | 100.0% |

Log analysis of the Black Stone No. 2 log indicates that a stray interval at approximately 15,280' is probably productive. Volumetrics were used to quantify the reserves, using log parameters, field data and an estimated drainage area of 160 acres. This reserve support is detailed on the Evaluation CD in the individual well data packages. The well will probably develop reserves of 389 MMCF and 3.9 MBO (Net 302 MMCF and 3 MBO).

Log analysis of the Black Stone No. 4 log indicates that a stray interval at approximately 15,290' is probably productive. Volumetrics were used to quantify the reserves, using log parameters, field data and an estimated drainage area of 160 acres. This reserve support is detailed on the Evaluation CD in the individual well data packages. The well will probably develop reserves of 432 MMCF and 4.3 MBO (Net 335 MMCF and 3.3 MBO).

Cost estimates to recomplete these wells were provided by Cimarex and individual well AFE's are provided in the EDR. Wells were scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP cases were used in the PROB evaluations.





## Oakvale Field

### Summary

Oakvale Field is also located in Jefferson Davis County, MS. The seller has approximately 4.6% WI (3.6% NRI) in seven non-operated producing wells completed in the Hosston, Booth and Sligo formations. The wells are currently producing approximately 4,850 MCFD and 23.5 BOPD (Net 162 MCFD and 1.0 BOPD). One well has proved behind-pipe reserves.

### Geology

Oakvale Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).

### Reserves

### Proved Developed Producing Reserves (PDP)

The PDP reserves for each of the seven Range Resources operated producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 10.3 BCF and 27.9 MBO (Net 361 MMCF and 1.0 MBO) have a Net PV10% of $1.3MM.

| Oakvale Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | GROSS EUR | | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | OIL (MBO) | GAS (MMCF) | DISC. @ 10% (M$) | OF TOTAL (%) |
| **Proved Developed Producing** | | | | | | | | | | |
| ISAIAH SMITH et al #2-36 | HOSSTON/BOOTH | 4.243 | 3.525 | 25.00 | 6.3 | 6,014.0 | 15.8 | 8,368.6 | 595.7 | 57.6% |
| UNIT 30-11 #1-30 | HOSSTON/BOOTH | 4.902 | 3.971 | 15.75 | 8.3 | 2,324.8 | 29.6 | 5,086.5 | 298.7 | 28.9% |
| UNIT 25-10 #1-25 | HOSSTON/BOOTH | 3.906 | 2.922 | 10.75 | 4.9 | 707.4 | 40.7 | 5,697.8 | 49.3 | 4.8% |
| UNIT 31-7 #1 | HOSSTON/BOOTH | 4.276 | 3.247 | 7.00 | 2.6 | 716.9 | 23.4 | 5,178.4 | 40.9 | 4.0% |
| UNIT 6-2 #1 | HOSSTON/BOOTH | 4.742 | 3.824 | 12.17 | 5.2 | 292.2 | 15.0 | 747.5 | 33.0 | 3.2% |
| WEYERHAEUSER 31-11 #1 | HOSSTON | 4.276 | 3.247 | 2.58 | 0.5 | 210.6 | 24.8 | 4,182.6 | 13.0 | 1.3% |
| WEYERHAEUSER 24-15 #1 | SLIGO | 5.325 | 4.268 | 0.67 | 0.2 | 36.8 | 2.5 | 365.3 | 3.1 | 0.3% |
| | | | TOTALS | | 27.9 | 10,302.7 | 151.9 | 29,626.7 | 1,033.7 | 100.0% |

Due to the minor interest in the individual wells, the well files for these wells contain very little information. Available pertinent data is shown below and detailed in the individual well data packages in the EDR.

The Unit 30-11 No. 1 well is operated by Range Resources and was drilled and completed in October 1978. The Hosston/Harper zone produced naturally 14.5 BCF through 1998. In March 1999, the well was recompleted to the Harper/Booth Reservoir and flowed natural. In June 2008, the Booth zone was reperforated and fracture treated. The Booth completion has cum'd 2.6 BCF and 20.6 MBO and current production is approximately 1,200 MCFD and 5 BOPD.

## Proved Developed Non-Producing Reserves (PDNP)

The Unit 30-11 No. 1 well also has proven behind pipe reserves identified on well logs. The PDNP reserves were determined by volumetrics and by analogies to current producers. Decline parameters were established by analysis of the historic lease production curves. Economic analysis of the wells show the well has PDNP reserves of 2.6 BCF and 20.5 MBO (Net 104 MMCF and 0.8 MBO) with a corresponding Net PV10% of $100M.

| Oakvale Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | | GROSS | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | START DATE | CAPITAL COST (M$) | DISC. @ 10% (M$) | OF TOTAL (%) |
| **PDNP - Behind Pipe** | | | | | | | | | | |
| UNIT 30-11 #1-30 | SLIGO | 4.902 | 3.971 | 24.08 | 20.5 | 2,622.5 | OCT 2035 | 250.0 | 99.7 | 100.0% |
| | | | TOTALS | | 20.5 | 2,622.5 | | 250.0 | 99.7 | 100.0% |

The Unit 30-11 No. 1 well has behind-pipe reserves in the Sligo reservoir located at approximately 15,700' depth. Log evaluation, mapping, analogous wells and detailed Cimarex volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 20.5 MBO and 2.6 BCF MMCF (Net 104 MMCF and 0.8 MBO).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

## Free State Field

### Summary

Free State Field is located in Jones County, MS. The seller has various WI/NRI's as set out in the table below. The five producing wells are completed in the Rodessa or Hosston zones. The wells are currently producing approximately 270 BOPD and 490 MCFD (Net approximately 73 BOPD and 84 MCFD). There is one drilling opportunity in the field.

## Geology

Free State Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).

### Reserves

### Proved Developed Producing Reserves (PDP)

The PDP reserves for the Cimarex operated well and each of the four outside operated producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 632 MBO and 891 MMCF (Net 182 MBO and 192 MMCF) have a Net PV10% of $8.4MM.

| Free State Field, Jones County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | GROSS EUR | | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | OIL (MBO) | GAS (MMCF) | | |
| **Proved Developed Producing** | | | | | | | | | | |
| MILLER-CAMPBELL #1 | RODESSA | 40.429 | 30.556 | 20.00 | 295.0 | 0.0 | 712.3 | 35.9 | 3,984.8 | 47.6% |
| ELLZEY 17-12 #1 | HOSSTON | 32.713 | 24.331 | 19.25 | 191.8 | 259.0 | 1,157.6 | 1,824.6 | 2,202.2 | 26.3% |
| ELLZEY #2 | HOSSTON | 54.265 | 39.322 | 17.83 | 114.2 | 484.7 | 395.5 | 1,272.3 | 2,178.0 | 26.0% |
| KNIGHT, W.D. (PUFF) #1 | HOSSTON | 0.527 | 0.413 | 9.42 | 30.3 | 147.3 | 76.2 | 356.1 | 10.4 | 0.1% |
| GRAYSON #3 | HOSSTON | 100.000 | 78.264 | 0.33 | 0.6 | 0.0 | 51.1 | 4.9 | 1.2 | 0.0% |
| | | | TOTALS | | 631.9 | 891.0 | 2,392.8 | 3,493.7 | 8,376.6 | 100.0% |

Due to the lower working interest in four of the wells, the well files for these wells contain very little information. Available pertinent data is shown below and detailed in the individual well data packages in the EDR.

The Grayson No. 3 well is operated by Cimarex and was drilled in July 2005 and completed over the next month. The Lower, Middle and Upper Grayson zones and the Ellzey zone were perforated and diesel gel fracture treated. The well has cum'd 48.9 MBO and 4.9 MMCF and current production is approximately 5 BOPD. The well is very close to its economic limit.

The Ellzey No. 2 well is operated by Edge Petroleum but was drilled and completed by Cimarex in early 2005. Hosston zones (A and Upper + Lower Frankie Smith) were perforated and fracture treated with 40,000# 20/40 bauxite. The well has cum'd 275 MBO and 762 MMCF and current production is approximately 47 BOPD and 205 MCFD.

The other Ellzey and the Miller-Campbell wells are operated by Edge Petroleum and the Knight well is operated by Tellus Operating Group.

Individual well operating costs were determined from the commercial analysis prepared using LOS and LOE data for the period January 2008 through September 2009. A BTU adjustment factor and oil price differential were determined by commercial analysis of the Cimarex's LOS/LOE data.

**Probable Undeveloped Reserves (PROB)**

The Clearinghouse has identified one location to further develop the Free State Field. Geologic mapping and volumetric calculations support these probable (PROB) reserves of 250 MBO and 498 MMCF (Net 97 MBO and 193 MMCF) with a corresponding Net PV10% of $3.4MM.

| Free State Field, Jones County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | START DATE | GROSS CAPITAL COST (M$) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| Probable Undeveloped Location | | | | | | | | | | |
| FREE STATE PROB 1 | HOSSTON | 50.000 | 38.750 | 20.25 | 249.9 | 498.3 | JUL 2011 | 3,617.0 | 3,422.0 | 100.0% |
| | | | TOTALS | | 249.9 | 498.3 | | 3,617.0 | 3,422.0 | 100.0% |

Geologic mapping and volumetrics of the Hosston series of reservoirs support at least one probable reserve drilling location in the Free State Field. Two Ellzey wells (No. 1 & No. 2) produce from Hosston zones in a mapped 205 acre fault block to the east of the salt dome. These wells have produced 1,232 MBO and the total EUR for these wells will be approximately 1,553 MBO and 3.1 BCF. An adjacent fault block just to the north has been mapped and sets up a probable reserve location. Isopach data for the block estimate 65 acres and 5,277 acre-feet for this fault block. Reservoir data from the Ellzey wells and volumetrics support 250 MBO with a RF of 24.6% and the gas-oil-ratio (GOR) from the adjacent block (1,994 scf/bbl) was used in the reserve calculation and calculated 498 MMCF of recoverable gas. The reserve support is detailed on the Evaluation CD in the reserve support data package.

A cost estimate of $3,617 to drill and complete the well was provided by Cimarex and the AFE is provided on the Electronic Dataroom (EDR). The work was scheduled for July 2011 and ARIES evaluation and input parameters similar to the PDP cases were used in the evaluation.





## Parker Creek Field

### Summary

Parker Creek Field is also located in Jones County, MS. The seller has a 9.26% WI and a 6.93% NRI in the Roundtree & Associates operated Frost 5-11 No. 1 well. The well produces from the Bos/Thrash reservoir and is currently producing approximately 462 BOPD (Net 32 BOPD). The well also has proven reserves behind-pipe.

### Geology

Parker Creek Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).

### Reserves

### Proved Developed Producing Reserves (PDP)

The PDP reserves for the Frost 5-11 No. 1 well were determined by decline curve analysis and economic life in the ARIES evaluation. These proved developed producing reserves of 1,978 MBO (Net 137 MBO) have a Net PV10% of $5.1MM.

| Parker Creek Field, Jones County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | GROSS EUR OIL (MBO) | GROSS EUR GAS (MMCF) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| Proved Developed Producing | | | | | | | | | | |
| FROST 5-11 #1 | HOSSTON (BOS/THRASH) | 9.261 | 6.934 | 25.00 | 1,978.7 | 0.0 | 3,806.2 | 155.7 | 5,111.8 | 100.0% |
| | | | TOTALS | | 1,978.7 | 0.0 | 3,806.2 | 155.7 | 5,111.8 | 100.0% |

The Frost 5-11 No. 1 well was drilled and completed in November 1999 in the Bos/Thrash reservoir at approximately 13,800' depth and is producing naturally. The well has cum'd 1,771 MBO and 156 MMCF from the Bos/Thrash and current production is approximately 462 BOPD. There have been no gas sales from the well since 2004.

The well operating costs were determined from the commercial analysis prepared using LOS and LOE data for the period January 2008 through September 2009. A BTU adjustment factor and oil price differential were determined by commercial analysis of the Cimarex's LOS/LOE data.

### Proved Developed Non-Producing Reserves (PDNP)

The Frost 5-11 No. 1 well also has proven behind pipe reserves identified on well logs. The PDNP reserves were determined by volumetrics and by analogies to current producers. Economic analysis of the well shows the well has PDNP reserves of 283 MBO (Net 19.6 MBO) with a corresponding Net PV10% of $75M.

| Parker Creek Field, Jones County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | GROSS RESERVES OIL (MBO) | GROSS RESERVES GAS (MMCF) | START DATE | GROSS CAPITAL COST (M$) | FUTURE NET REVENUE DISC. @ 10% (M$) | PERCENT OF TOTAL (%) |
| PDNP - Behind Pipe | | | | | | | | | | |
| FROST 5-11 #1 | BOX/BUTLER & HOSSTON | 9.261 | 6.934 | 41.92 | 282.9 | 0.0 | JAN 2035 | 300.0 | 75.0 | 100.0% |
| | | | TOTALS | | 282.9 | 0.0 | | 300.0 | 75.0 | 100.0% |

The Frost 5-11 No. 1 well has behind-pipe reserves in the Box/Butler and Hosston reservoirs at approximately 13,600' depth. Log evaluation, analogous wells and detailed Cimarex volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 283 MBO (Net 19.6 MBO).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

## Carson Field

### Summary

Carson Field is located in Jefferson Davis County, MS. The seller has 58.4% WI (44.8% NRI) in two producing gas wells completed in the Hosston and James Lime/Harper formations. The wells are currently producing approximately 550 MCFD and 19 BOPD (Net 246 MCFD and 8.5 BOPD). One well has proved behind-pipe reserves and the other has probable behind-pipe reserves.

### Geology

Carson Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).





**Reserves**

**Proved Developed Producing Reserves (PDP)**

The PDP reserves for the two Cimarex operated producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 1.1 BCF and 36.7 MBO (Net 475 MMCF and 16.4 MBO) have a Net PV10% of $1.7MM.

| Carson Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | GROSS EUR | | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | OIL (MBO) | GAS (MMCF) | DISC. @ 10% (M$) | OF TOTAL (%) |
| Proved Developed Producing | | | | | | | | | | |
| DAVIS #1 (MS) | JAMES/HARPER | 58.437 | 44.842 | 13.00 | 27.5 | 549.5 | 36.4 | 719.9 | 977.7 | 58.8% |
| COLLINS #1 | HOSSTON | 58.437 | 44.842 | 8.50 | 9.2 | 538.4 | 103.4 | 2,332.1 | 683.8 | 41.2% |
| | | | TOTALS | | 36.7 | 1,087.9 | 139.8 | 3,052.1 | 1,661.4 | 100.0% |

The Davis No. 1 well was drilled and completed in January 2004 in the Upper and Lower Differient reservoirs and was fraced with 100,000# 20/40 Carboprop. James Lime perforations were then added and put behind a sliding sleeve. The sliding sleeve was opened and attempts to close it were unsuccessful. Cimarex obtained a commingling permit and the reservoirs have cum'd 1.3 BCF and 80.7 MBO. Current production is approximately 335 MCFD and 8 BOPD.

The Collins No. 1 well was drilled and completed in August 2003 in the Hosston sand series, with perforations from 14,780' - 14,996'. The zones were fraced with 181,000# 20/40 Carboprop. The reservoir has cum'd 1.8 BCF and 93.2 MBO. Current production is approximately 215 MCFD and 11 BOPD.

Individual well operating costs were determined from the commercial analysis prepared using LOS and LOE data for the period January 2008 through September 2009. A BTU adjustment factor and oil price differential were determined by commercial analysis of the Cimarex's LOS/LOE data.

## Proved Developed Non-Producing Reserves (PDNP)

The Davis No. 1 well also has proven behind pipe reserves in two zones identified on well logs. The PDNP reserves were determined by volumetrics and by analogies to current producers. Economic analysis of the wells show the well has PDNP reserves of 462 MMCF and 4.6 MBO (Net 207 MMCF and 2.1 MBO) with a corresponding Net PV10% of $83M.

| Carson Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | START | GROSS CAPITAL | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | DATE (m/yr) | COST (M$) | DISC. @ 10% (M$) | OF TOTAL (%) |
| PDNP - Behind Pipe | | | | | | | | | | |
| DAVIS #1 (MS) | HOSSTON/HARPER | 58.437 | 44.842 | 18.67 | 4.6 | 461.9 | Jan-23 | 1,000.0 | 82.6 | 100.0% |
| | | | TOTALS | | 4.6 | 461.9 | | 1,000.0 | 82.6 | 100.0% |

The Davis No. 1 well has behind-pipe reserves in two zones around 15,000' depth (1st Hosston and Harper) that need to be commingled to justify the recompletion expenditure. Log evaluation, mapping, analogous wells and detailed Cimarex volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 462 MMCF and 4.6 MBO (Net 207 MMCF and 2.1 MBO).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

## Probable Reserves (PROB)

The Collins No. 1 well has probable behind pipe reserves in one zone identified on well logs. The PDNP reserves were determined by volumetrics and by analogies to current producers. Economic analysis of the wells show the well has PDNP reserves of with a corresponding Net PV10% of $148M.

| Carson Field, Jefferson Davis County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | START | GROSS CAPITAL | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | DATE (m/yr) | COST (M$) | DISC. @ 10% (M$) | OF TOTAL (%) |
| Probable - Behind Pipe | | | | | | | | | | |
| COLLINS #1 | SLIGO | 58.437 | 44.842 | 12.42 | 2.8 | 280.8 | JUL 2018 | 485.0 | 81.0 | 100.0% |
| | | | TOTALS | | 2.8 | 280.8 | | 485.0 | 81.0 | 100.0% |

The Collins No. 1 well has probable behind-pipe reserves in the Sligo zone at approximately 14,475' depth. Log evaluation and volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 281 MMCF and 2.8 MBO (Net 126 MMCF and 1.2 MBO).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

## Dont Dome Field

### Summary

Dont Dome Field is located in Covington County, MS. The seller has approximately 96.5% WI (78.2% NRI) in two producing oil wells completed in the Hosston Formation. The wells are currently producing approximately 31 BOPD and 27 MCFD (Net 24 BOPD and 21 MCFD). Both wells have proved behind-pipe reserves.

## Geology

Don't Dome Field geology is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).





### Reserves

### Proved Developed Producing Reserves (PDP)

The PDP reserves for the two Cimarex operated producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 20.7 MBO and 17.7 MMCF (Net 16.2 MBO and 8.4 MMCF) have a Net PV10% of $538M.

| Dont Dome Field, Covington County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | GROSS EUR | | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | OIL (MBO) | GAS (MMCF) | DISC. @ 10% (M$) | OF TOTAL (%) |
| Proved Developed Producing | | | | | | | | | | |
| BLACK STONE 1 ST | HOSSTON | 96.567 | 78.210 | 5.00 | 20.7 | 17.7 | 109.8 | 177.9 | 537.8 | 100.0% |
| SPEED #2 | HOSSTON | 96.227 | 78.210 | 0.00 | 0.0 | 0.0 | 77.2 | 95.2 | 0.0 | 0.0% |
| | | | TOTALS | | 20.7 | 17.7 | 187.0 | 273.1 | 537.8 | 100.0% |

The Black Stone No. 1ST well was drilled and completed in January 2007 in the Hosston reservoir and was fraced with diesel gel and 300# 16/30 bauxite. The well has cum'd 86.4 MBO and 156.9 MMCF and current production is approximately 22 BOPD and 27 MCFD.

The Speed No. 2 well was drilled and completed in June 2005 in the Lower Hosston reservoir and was fraced with 50,000# 16/30 Bauxite. The well has cum'd 77.2 MBO and 95.2 MMCF and current production is approximately 9 BOPD, nearing its economic limit.

Individual well operating costs were determined from the commercial analysis prepared using LOS and LOE data for the period January 2008 through September 2009. A BTU adjustment factor and oil price differential were determined by commercial analysis of the Cimarex's LOS/LOE data.

**Proved Developed Non-Producing Reserves (PDNP)**

Both wells have proven behind pipe reserves identified on well logs. PDNP reserves were determined by volumetrics and by analogy to Hosston producers. Economic analysis of the wells show the two wells have PDNP reserves of 1.2 BCF and 12.1 MBO (Net 944 MMCF and 9.5 MBO) with a corresponding Net PV10% of $1.7MM.

| Dont Dome Field, Covington County, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | | GROSS | FUTURE NET REVENUE | PERCENT |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | START DATE | CAPITAL COST (M$) | DISC. @ 10% (M$) | OF TOTAL (%) |
| PDNP - Behind Pipe | | | | | | | | | | |
| SPEED #2 | HOSSTON | 96.227 | 78.210 | 8.83 | 8.8 | 883.2 | JUN 2010 | 485.0 | 1,617.1 | 93.1% |
| BLACK STONE 1 ST | HOSSTON STRAY | 96.567 | 78.210 | 9.17 | 3.2 | 324.0 | JAN 2015 | 485.0 | 119.3 | 6.9% |
| | | | TOTALS | | 12.1 | 1,207.2 | | 970.0 | 1,736.4 | 100.0% |

The Speed No. 2 well has proved behind-pipe reserves in a Hosston stringer at approximately 16,500' depth. Log evaluation, analogy to the Hosston completions and volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 883 MMCF and 8.8 MBO (Net 691 MMCF and 6.9 MBO).

The Black Stone No. 1 ST well has proved behind-pipe reserves in a stray Hosston zone at approximately 16,100' depth. Log evaluation, analogy to the Stray Hosston completions and volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. The well should develop 324 MMCF and 3.2 MBO (Net 253 MMCF and 2.5 MBO).

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.





## Other Fields

### Summary

Six additional wells are located in varying fields in several counties of Mississippi. The seller has varying interest in the wells as detailed below and operates one well. The wells are currently producing approximately 2140 MCFD and 23 BOPD (Net 44 MCFD and 1 BOPD). The Cimarex operated Morris No. 1 has proved behind-pipe reserves.

## Geology

Geology for the minor interest field is presented in a detailed geological discussion located in the Geology folder in the Electronic Dataroom (EDR).

### Reserves

### Proved Developed Producing Reserves (PDP)

The PDP reserves for the five producing wells were determined by decline curve analysis and economic life in the ARIES evaluations. These proved developed producing reserves of 5.8 BCF and 126.3 MBO (Net 37.1 MMCF and 8.0 MBO) have a Net PV10% of $288M.

| Other Fields, Miscellaneous Counties, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | GROSS EUR | | FUTURE NET REVENUE DISC. @ 10% | PERCENT OF TOTAL |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | OIL (MBO) | GAS (MMCF) | (M$) | (%) |
| Proved Developed Producing | | | | | | | | | | |
| LIDDELL #1 | TUSCALOOSA LWR | 10.299 | 8.207 | 24.42 | 83.5 | 0.0 | 839.7 | 2.7 | 208.8 | 72.5% |
| MINERALS MANAGEMENT #6 | HOSSTON | 11.185 | 8.623 | 4.92 | 14.0 | 0.0 | 110.3 | 1.9 | 34.5 | 12.0% |
| BOOTH et al #2-3 | HOSSTON/HARPER | 3.234 | 2.734 | 8.50 | 0.0 | 568.1 | 2.4 | 6,264.9 | 22.9 | 8.0% |
| MORRIS #1 | PALUXY | 53.598 | 40.700 | 2.17 | 0.0 | 53.9 | 0.2 | 1,375.1 | 19.8 | 6.9% |
| BARNES 29-1 #1 | HOSSTON | 0.012 | 0.010 | 25.00 | 28.8 | 5,194.5 | 39.6 | 7,120.4 | 1.9 | 0.7% |
| MINERALS MANAGEMENT 27-5 #2 | HOSSTON | 12.103 | 8.887 | 0.00 | 0.0 | 0.0 | 206.9 | 8,959.4 | 0.0 | 0.0% |
| | | | TOTALS | | 126.3 | 5,816.6 | 1,199.1 | 23,724.5 | 287.9 | 100.0% |

The Morris No. 1 well is operated by Cimarex and was drilled and completed in July 2003 into the James Lime formation. After an acid frac, a plug was set over the perfs. In August, the Paluxy zone was perforated and flowed through a sliding sleeve (SS). In November SS was closed, plug pulled and the James Lime again tested. On November 17, the James Lime was again plugged off and the SS opened to produce the Paluxy completion. The zone has cum'd 1.3 BCF and 200 BO and current production is approximately 98 MCFD.

Due to the minor interest in the remaining wells, the well files for these wells contain very little information.

### Proved Developed Non-Producing Reserves (PDNP)

The Morris No. 1 well also has proven behind pipe reserves identified on well logs. The PDNP reserves were determined by volumetrics and by analogies to current producers. Decline parameters were established by analysis of the historic lease production curves. Economic analysis of the wells show the well has PDNP reserves of 763 MMCF and 7.6 MBO (Net 310 MMCF and 3.1 MBO) with a corresponding Net PV10% of $554M.

| Dexter Field, Walthall Couny, Mississippi | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | GROSS RESERVES | | | GROSS CAPITAL | FUTURE NET REVENUE DISC. @ 10% | PERCENT OF TOTAL |
| LEASE | RESERVOIR | GWI (%) | NRI (%) | LIFE (yrs) | OIL (MBO) | GAS (MMCF) | START DATE | COST (M$) | (M$) | (%) |
| PDNP - Behind Pipe | | | | | | | | | | |
| MORRIS #1 | 15,520' ZONE | 53.598 | 40.700 | 13.58 | 7.6 | 762.8 | MAR 2012 | 1,000.0 | 553.5 | 100.0% |
| | | | TOTALS | | 7.6 | 762.8 | | 1,000.0 | 553.5 | 100.0% |

The Morris No. 1 well has behind-pipe reserves in the interval at 15,510' depth. Log evaluation volumetrics support the behind-pipe reserves in this reservoir. This reserve support is also detailed on the Evaluation CD in the individual well data packages. This zone is located in the open hole below the casing shoe, cement retainer and a 200' cement plug. Cost to drill out the retainer/plug and run/cement a short liner is estimated at $1,000M.

The cost estimate to recomplete this well was estimated by Cimarex's engineering staff using their knowledge of similar workover/recompletion operations. The recompletion was scheduled using the ENDDATE function in the ARIES evaluation and input parameters similar to the PDP case were used in the PDNP evaluation.

# ATTACHMENT 1

## Definitions of Oil & Gas Reserves

### Reserves

Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

The intent of the SPE and WPC in approving additional classifications beyond proved reserves is to facilitate consistency among professionals using such terms. In presenting these definitions, neither organization is recommending public disclosure of reserves classified as unproved. Public disclosure of the quantities classified as unproved reserves is left to the discretion of the countries or companies involved.

Estimation of reserves is done under conditions of uncertainty. The method of estimation is called deterministic if a single best estimate of reserves is made based on known geological, engineering and economic data. The method of estimation is called probabilistic when the known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. Identifying reserves as proved, probable and possible has been the most frequent classification method and gives an indication of the probability of recovery. Because of potential differences in uncertainty, caution should be exercised when aggregating reserves of different classifications.

Reserve estimates will generally be revised as additional geologic or engineering data becomes available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory and may be reduced for usage or processing losses if required for financial reporting.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

## Proved Reserves

Proved Reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved Reserves can be categorized as developed or undeveloped.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least 90% probability that the quantities actually recovered will equal or exceed the estimate.

Establishment of current economic conditions should include relevant historical petroleum prices and associated costs and may involve an averaging period that is consistent with the purpose of the reserve estimate, appropriate contract obligations, corporate procedures, and government regulations involved in reporting these reserves.

In general, reserves are considered proved if the commercial producibility of the reservoir is supported by actual production or formation tests. In this context, the term proved refers to the actual quantities of petroleum reserves and not just the productivity of the well or reservoir. In certain cases, proved reserves may be assigned on the basis of the well logs and/or core analysis that indicate the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

The area of the reservoir considered as proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonable be judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless otherwise indicated by definitive geological, engineering or performance data.

Reserves may be classified as proved if facilities to process and transport those reserves to market are operational at the time of the estimate or there is a reasonable expectation that such facilities will be installed. Reserves in undeveloped locations may be classified as proved undeveloped provided (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonably certain such locations are within the known proved productive limits of the objective formation, (3) the locations conform to existing well spacing regulations where applicable, and (4) it is reasonably certain the locations will be developed. Reserves from other locations are categorized as proved undeveloped only where interpretations of geological and engineering data from wells indicate with reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable petroleum at locations beyond direct offsets.

Reserves which are to be produced through the application of established improved recovery methods are included in the proved classification when (1) successful testing by a pilot project or favorable response of an installed program in the same or analogous reservoir with similar rock and fluid properties provide support for the analysis on which the project was based and (2) it is reasonably certain that the project will proceed. Reserves to be recovered by improved recovery methods that have yet to be established through commercially successful applications are included in the proved classification only (1) after a favorable production response from the subject reservoir from either (a) a representative pilot or (b) an installed program where the response provides support for the analysis on which the project is based and (2) it is reasonable certain the project will proceed.

## Unproved Reserves

Unproved reserves are based on geological and/or engineering data similar to that used in estimates of proved reserves, but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

## Probable Reserves

Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are most likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of a formation that appear to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates significantly more reserves can be classified as proved.

## Possible Reserves

Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formation that appear to be petroleum bearing based on logs or core analysis but that may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of a formation that appear to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

## Reserve Status Categories

Reserve status categories define the development and producing status of wells and reservoirs.

## Developed

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed or when the costs to do so are relatively minor. Developed reserves may be sub-categorized as producing or non-producing.

## Producing

Reserves subcategorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

## Non-Producing

Reserves subcategorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals open at the time of the estimate but which had not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not cable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells which will require additional completion work or future recompletion prior to start of production.

## Undeveloped

Undeveloped reserves are expected to be recovered (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

## 3)BXM-2212M1Y Semi-Auto Solar Module Laminator

The BXM-2212M1Y is semiautomatic solar module laminators.the lamination cycle is controed by PLC control system +Touched Screen.

**BENEFITS:**

- Adopt thermal Oil heating plate system, it provides uniform plate temperature accuracy;
- Conductive Oil heating station is separated with the machine;
- Overheating sensor is attached for the heating plate and a disconnection detector is mounted to the heater for the heating plate

**SPECIFICATION:**

- Laminating area:2100x2200mm
- Max. thickness of lamination:25mm;
- Vacuum degree: 200-30pa;
- Temperature range: 30-180℃
- Temperature uniformity: ±1.5℃
- Dimensions: 3200mm x 2000mm x1300mm;
- Net weight: about 3500kg;
- Power supply: 380V, 50 Hz, 3 phases 5 wires;
- Peak power: 36Kw+4Kw(Upper chamber heating system can be selected)

<u>Capacity: 2.5MW ( 2 shifts/day, 8hours/shift, 300days/year)</u>



BXM-2212M1Y



BXM-2422M1YP

## 4)BXM-3622A1Y AUTO SOLAR MODULE LAMINATOR

**BENEFITS:**

**<u>This is a new model for the automatic solar module line.</u>**

(1) PLC + Touched LCD control system; all parameters are setup on the touch-screen. It has working state LED tower to show the working state. Alarm information can be got from LCD.
It has EVA glue cleaning system in lower chamber and upper chamber. It has holding system that can match the robot loading and unloading system. It has cooling system for cooling the laminated solar module.
(2) The machine can work in "MANU" or "AUTO" state. In "AUTO" state, auto in , autoLaminate, auto out will be down Automatically according to the program and the settings.In "MANU" state, you may laminate or test the machine step one by one
(3) Infrared cover closing protecting system adopted to ensure safe operation.
(4) Conductive Oil heating station is separated with the machine
(5) Hydraulic cover straight opening system, EMERGENCY cover opening system.
(6) It can alarm when the temperature is higher than setting, It can also alarm when the oil level is lower than setting when it is working.
(7)The next work piece can be loaded manually or by robot automatically to the INPUT area during the lamianting period. And you may also check the laminated solar modules at the OUTPUT area during the laminating period.
(8) Special upper chamber design,Teflon cover systems for protecting the module being laminated.And the silicon membrane can be use longer time.



**Specifications:**

(9) Laminating area size: 3600*2200mm, max thickness of lamination:30mm.
(10) Vacuum degree: 30~200pa.
(11 )Working Temperature: 100 ~150 C.
(12)Temperature Uniformity:±1.5 C
(13) Powe Supply: 380VAC, 50Hz, 3 phase 5 wires,75kw.
(14) Dimension: 12370(L)*3200(W)*2380mm(H).
(15)Net Weight: About 18.5Ton.

# 5) BXM-SOL3 SUN SIMULATOR

BENEFITS:

- Graph display: I-V curve, Pm curve, I curve, V curve, and standard cells I curve;
- Test Parameters: Voc, Isc, Ipm, Vpm, Pmax, FF, Eff, Rs, Iwork, light intensity;
- Compensation and amendment: Testing system light intensity can automate compensation and the temperature can automate amendment;
- Measurement results are immediately shown on the PC screen, and can be printed from a printer at once or data preserves, diversion and database settle.

SPECIFICATIONS:

- Light Source: Long-arc pulsed XENON LAMP;
- Spectrum: AM1.5G filter, IEC60904-9 criteria of spectral distribution match: Class B;
- Illuminant life time: ≥30000times;
- Effective irradiation area: 1600mm×2000mm;
- Light intensity: 200W/m²-1200W/m²;
- Radiation non-uniformity: ≤±3% Class B
- Radiation instability: ≤±2% Class B
- Testing Data Uniformity: ±1%;
- Working time: ≤3 seconds/1FLASH;
- Test Power range: 20W~250W;
- Testing range: 100V/10A, 20mA/20mV;
- Temperature emendation: 0℃~80℃ (automatic);

DIMENSION:

- Main body: 900mm×900mm×1300mm, 120KG;
- Panel holding system: 2600mm×600mm×2500mm, 60KG,;

POWER SUPPLY: Single Phase220V, 3 wires, 50hz, 3Kw;



Capacity: 40 MW ( 2 shifts/day, 8hours/shift, 300days/year)

CONFIGURATION:

With the machine, there is 1 computer, 1 bar code scanner, 1 Infrared temperature explorer, 1 laser printer, 1 set of software, 1 Xenon lamp in the machine and 1 Electronic load.

# 6)BXM-FXJ5 SOLAR CELL TESTER & SOTER

BENEFITS:

- Use Ceramic reflector cavity;
- Use pure quartz filter;
- Graph display: I-V curve, Pm curve, I curve, V curve, and standard cells I curve;
- Test Parameters: Voc, Isc, Ipm, Vpm, Pmax, FF, Eff, Rs, Iwork, light intensity;
- Compensation and amendment: Testing system light intensity can automate compensation and the temperature can automate amendment;
- Measurement results are immediately shown on the PC screen, and can be printed from a printer at once or data preserves, diversion and dat abase settle.

SPECIFICATIONS:

- Light Source: Long-arc pulsed XENON LAMP;
- Spectrum: AM1.5G filter, IEC60904-9 criteria of spectral distribution match: Class A;
- Illuminant life time: ≥100,000 times;
- Effective Testing area: 200mm×200mm;
- Light intensity: 20mW/cm²-120mW/cm²;
- Radiation non-uniformity: ≤±2%; Class A
- Radiation instability: ≤±1% ; Class A
- Testing Data Uniformity: ±0.5% ;
- Working time: ≤3 seconds/1FLASH;
- Testing range: Max voltage10V, Max current10A;
- Temperature emendation: 0℃~80℃ (automatic);

DIMENSION: 1860mm×700mm×1340mm, 220KG;
POWER SUPPLY: Single Phase220V, 3 wires, 50hz, 2.2Kw;



Capacity: 4 MW ( 2 shifts/day, 8hours/shift, 300days/year)

CONFIGURATION:

With the machine, there is 1 computer, 1 laser printer, 1 set of software, 1 Xenon lamp in the machine and 1 Electric load.

## 7) BXM-SOL5 SUN SIMULATOR

**BENEFITS:**

- Use Ceramic reflector cavity
- Use pure quartz filter
- Graph display: I-V curve, Pm curve, I curve, V curve, and standard cells I curve.
- Test Parameters: Voc, Isc, Ipm, Vpm, Pmax, FF, Eff, Rs, Iwork, light intensity.
- Compensation and amendment: Testing system light intensity can automate compensation and the temperature can automate amendment.
- Measurement results are immediately shown on the PC screen, and can be printed from a printer at once or data preserves, diversion and database settle.

**SPECIFICATIONS:**

- Light Source: Long-arc pulsed XENON LAMP.
- Spectrum: AM1.5G filter, IEC60904-9 criteria of spectral distribution match: Class A.
- Illumina nt life time: ≥30,000 times
- Effective irradiation area: 1600mm×2000mm
- Light intensity: 200W/m²-1200W/m²
- Radiation non-uniformity: ≤±2% Class A
- Radiation instability: ≤±1% Class A
- Testing Data Uniformity: ±0.5%
- Working time: ≤3 seconds/1FLASH
- Test Power range: 2W~250W.
- Testing range: 100V/12A, 20 mA/20mV.
- Temperature emendation: 0℃~80℃ ( automatic)

POWER SUPPLY: Single Phase220V, 3 wires, 50hz , 2.4Kw.

<u>Capacity: 40 MW ( 2 shifts/day, 8hours/shift, 300days/year)</u>


A


B

CONFIGURATION:

With the machine, ther e is 1 computer, 1 bar code scanner, 1 Infrared temperature explorer,1 laser printer, 1 set of software, 1 Xenon lamp in the machine and 1 Electric load.

## 8) BXM-1600SP GLASS WASHING MACHINE

**BENEFITS:**

(1) PLC+Touched LCD CONTROL SYSTEM, the machine can work automatically after setting. It has working state LED tower and the. Alarm information display on the screen.
(2) Three stainless steel water tanks with 3 separated heating systems, 3 separated pumps. The temperature can be set as 30~60℃. The glass will be washed by the water from the 3 Pumps step by step. At the last step, the water is the fresh water from the third tank .
(3) Fresh water is designed to go into the third tank trough an adjustable switch then overflow to the second and then to the first tank.
(4) All the three tanks can be easily moved out . Each tank has one outlet for t he waste water out.
(5) The machine has one loading area, one unloading area, three-step washing area, and one drying area.
(6) Drying system adopt the centrifugal blower and temperature controlled air heatingsystem.
(7) It can work at "MANU" or "AUTO" state. You choose one to use.
(8) If meets problem, it will alarm and the problem will be shown on the screen.

**SPECIFICATIONS:**

(9) Washing speed: 1 to 7 m/min can be re-adjustable
The size of the glass: 300(W)*300(L)mm to 1600(W)*2100(L)mm
The thickness of the glass: 3 to 12mm.
Power supply: 380VAC 50Hz, three phases, 49KW.
Dimensions: 5600(L) *2200(W)*1150(H)mm



## 9) BXM-50D LASER SCRIBING MACHINE



(1) Laser source: Diode-pumped laser, wavelength1064 nm
(2) Beam power: adjustable, max 50 W
(3) Frequency: 0.5 - 50 kHz
(4) Max scribing depth 1.0 mm
(5) Scribing speed: max 120 mm/s
(6) Min kerf width: ≤0.04 mm
(7) CNC Worktable size: 300 mm *300 mm
(8) Power supply: 220 VAC ±10%, 50 Hz, max. 2 Kw
(9) Dimensions: 1336 * 647 * 1143 (mm)
(10) Gross weight:500kg
(11) Accessories : PC * 1 set, Scribing software (In English) * 1 set, Laser detector * 1 piece, Operation manual (in English) * 1 set, Exhauster * 1 set, Cooling water unit* 1 set and diode laser module x 1 set

## 10) BXZK-98 SOLAR MODULE FRAMING MACHINE

The BXZK-98 is a framing machine to frame the solar module during the production. It is used for riveting of corner connector of the processing aluminum frame.

BENEFITS:

- The group frame rivets in an integral. Aluminum frame four corner connecting at one time;
- One time framing can control the seam and plane, the framing quality can forecast;
- Perfect framing result with a tight tolerance;
- Strong point, the width size are poleless adjustable;

SPECIFICATIONS:



- Max. module size: 2000mm×1100mm;
- Module size from 360mm×360mm;
- Framing precision: ≤±1mm;
- Catercorner size precision:≤±1.5mm;
- Working air pressure: 0.4MPa~ 0.7Mpa;
- Framing Hydraulic pressure: 1.0MPa~15.0MPa;
- Dimension: 3000×2000×1100mm;
- Net Weight: 1200Kg;
- Power Supply: 380V, 3 phases 5 wires, 50Hz, 4Kw.

Capacity: 20 MW ( 2 shifts/day, 8hours/shift, 300days/year)

## 11)BXM-03 AUTO EVA/TEDLAR CUTTER



This machine is used to cut the EVA, TPT and PTE in different size.

BENEFITS:

- PLC +Touch-screen control system, AUTO cutting;
- The speed and all cutting size are adjustable from the touch-screen;
- Easy and quick change of the material type;
- Easy and quick change of the cutting size;
- Automatic piece counter;

SPECIFICATION:

- Max cutting size: 2000mmx 1100mm;
- Max cutting thickness: 1.0mm;
- Power supply: 220V, 50Hz, 1KW;

Capacity: 20 MW ( 2 shifts/day, 8hours/shift, 300days/year)